



Rabobank

Rabobank Nederland
Directoraat Control Rabobank Groep

Sender UC-G 717, Postbus 17100, 3500 HG Utrecht

Visiting address Croeselaan 18, Utrecht

Telephone 00 31 302162615
Fax 0031 302161940

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Our reference BB/jcd
Date August 2, 2010

Subject Rabobank Nederland Rule 12g3-2(b) File No. 82-5010

SUPPL

The enclosed press releases from the periode July 2010 and the Pricing Supplements of July 2010 are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) there under.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Yours sincerely,
Rabobank Nederland

Prof.dr.ir.Bert Bruggink
Executive Board / CFO Rabobank Group

Press Releases July 2010 /http://www.rabobank.com/content/search?t=news

Stress test confirms Rabobank's low risk profile

23-7-2010 | Press Releases

The stress test for banks initiated by the Committee of European Banking Supervisors (CEBS) has not revealed any surprising results for Rabobank. The test once again confirms the bank's low risk profile, combined with strong buffers against any setbacks. The stress situation defined by the CEBS shows Rabobank's Tier 1 ratio for 2011 to be 12.5%. This is more than double the 6% threshold that the CEBS has set as the lower limit for this exercise.

The test was carried out based on the scenarios, methodology and assumptions established by the CEBS. It was not problematic for Rabobank to carry out the test because it corresponds with the framework the bank uses itself (Pillar 2 of Basel II) to monitor its risk position.

As a result of the presumed shocks in the stress scenario, the Tier 1 ratio would be reduced by 1.6 percentage points from 14.1% at year-end 2009[1] to 12.5% at year-end 2011.

The benchmark scenario (based on moderate assumptions) shows the Tier 1 ratio at year-end 2011 to be 14.8%. Given that the stress test was carried out under a number of key common simplifying assumptions (e.g. constant balance sheet) the information on benchmark scenarios is provided only for comparison purposes and should in no way be construed as a forecast.The results of the stress test were extensively discussed with and endorsed by DNB.

The decline in the Tier 1 ratio calculated in this manner is caused primarily by the higher provisions related to the Rabobank credit portfolio that ensue from the stress scenario. Moreover the capital requirements for the credit portfolio are higher. The losses in the trading environment (without management intervention) are limited. The presumed additional shock to the value of government bonds also has a minimal impact on Rabobank.

The bank's exposure to the southern European and Irish governments that are encountering financial problems currently amounts to EUR 1.29 billion.

In the interpretation of the outcome of the exercise, it is imperative to differentiate between the results obtained under the different scenarios developed for the purposes of the EU-wide exercise. The results of the adverse scenario should not be considered as representative of the current situation or possible present capital needs. A stress testing exercise does not provide forecasts of expected outcomes since the adverse scenarios are designed as "what-if" scenarios including plausible but extreme assumptions, which are therefore not very likely to materialise. Different stresses may produce different outcomes depending on the circumstances of each institution.

[1] Redefined compared to the outcome of 13.8% shown in the 2009 Financial Statements, in order to comply with CEBS' definitions and assumptions.

Rabobank Pensioenfonds reassesses investment portfolio

2-7-2010 | Press Releases

Rabobank Pensioenfonds has reviewed its investment policy, leading to adjustments to its equity investments. The decision is to change from a portfolio that uses enhanced indexing as its investment style to a portfolio incorporating several different investment styles. Central to this is that active management has regained a prominent position. Robeco will continue to manage the majority of investments.

Of the assets invested by Rabobank Pensioenfonds, the biggest mandate is in Active Global Equities, better known to the retail investor as Mark Glazener's Robeco fund. The second is an emerging-markets mandate, one of Robeco's most successful strategies. Fifty percent of investments are made in the Robeco Institutional Emerging Markets fund and the remaining fifty percent in the Robeco Institutional Quant Emerging Markets fund.

The third mandate uses the new Conservative Intrinsic Value Investing (CIVI) investment style. This style is also known as 'smart beta'. Index weighting is based entirely on a company's intrinsic value. The combination of index investing, value investing based on intrinsic value and low volatility results in a portfolio with reduced volatility and comparable returns to traditional index-based investments; all this at very low cost.

Syntrus Achmea has responsibility for fiduciary management, assisted by Swiss Corestone, who specialize in manager selection. Their advice was to grant a fourth lot consisting of a quant mandate of EUR 0.8 billion to AQR and PanAgora, two US parties.

The entire fixed-income portfolio will remain under Robeco management. In addition to the EUR 0.8 billion referred to, Robeco will have a total of EUR 8.3 billion under management.

Robeco applies responsible investing to the entire investment process. The corporate social-responsibility performance of a company based on research by the Swiss company SAM (known from the DJSI) is taken into account in the decision-making process. This also means that voting on the portfolio will take place at shareholders' meetings and that, if necessary, a dialogue with companies on corporate governance and corporate social responsibility will be initiated.

Saving for a rainy day down under

12-7-2010 | Economic news

A National Savings Survey commissioned by online bank RaboDirect shows that only one third of Australians has a savings plan they stick to. RaboDirect General Manager Greg McAweeney gives his top-5 tips how to save for a rainy day.

Good saving habits not only help you buy that new car or house, they buy you peace of mind. "If you just plan ahead a little, you can be on your way to reaching your savings goal, whatever that may be," says Greg McAweeney.

Top-5 tips for saving:

Set yourself a goal to save for
This will give you focus, motivate you to save more and resist the temptation to splurge.

Budget
Use a spending diary to subtract what you spend from what you earn – and there you have it: the magic number that tells you your true savings capacity. If you spend more than you earn, you're living beyond your means!

Clear the slate
If you have debts, put a priority on clearing them first so there's nothing standing in the way of fully maximising your savings.

Know your options
Get to know what's available and what kind of saving plan suits you. For example, a term deposit locks away savings so you can't spend them and pays you a guaranteed high interest rate.

Set and forget
Make your saving as automatic as possible through direct debits or payroll deductions into your savings account. Have your salary paid directly into your savings account and transfer enough money to pay for bills and everyday expenses into your transaction account. That way, you will make the most of your money and avoid the trap of money lying idle in non-interest paying transaction accounts.

"If the global financial crisis has taught us anything, it should be that everyone needs to have enough money to get by, even in times of crisis. A bit of planning now means you can relax and enjoy later," McAweeney says.

RaboDirect is the online savings and investment platform launched in 2007 by Rabobank Australia Limited, part of the international Rabobank Group, the world's leading specialist in food and agribusiness banking.

Is sovereign debt the third act of this economic crisis?

19-7-2010 | Economic news

A new Rabobank report asks whether the global economy is entering the third act of the economic crisis: sovereign default in the industrialised world. "Now that governments have rescued the private sector, they are divided on the best way to save themselves," says economist Shahin Kamalodin. His report 'The Return of Sovereign Risk in the Industrialised World' examines the causes of the debt crisis, lists the strategies to restore public finances, and creates early warning indicators for the next sovereign debt crisis.

"The history of financial crises shows that we may experience a string of sovereign defaults in the not-so-distant future if the correct policies are not carried out," says Kamalodin. "The big question is why have public finances deteriorated so rapidly? Why didn't governments tighten their belts when revenues from the private sector started collapsing in 2008?"

Policymakers divided

Economists generally put forward three reasons for the weak public finances that governments now face: lack of budgetary discipline, the bail out of the banking sector, and the fiscal stimulus measures. "These explanations are not entirely correct," says Kamalodin. "We believe that the big driver of the surge in public debt in the advanced economies is the collapse in tax revenues following deep and prolonged contractions in industrial output. The reason why policymakers decided – correctly - to run gigantic budget deficits instead of reducing their spending in line with falling revenues was to allow the private sector to reduce their debt (deleverage). If the private and public sectors were saving at the same time, we would certainly enter a depression-like scenario."

Policymakers are divided on the best strategy to improve public finances. Countries like Germany, the UK and the Netherlands claim that governments should tighten their belts now if they wish to keep interest rates in check. While some others like the US and France are convinced that ending economic intervention before a vigorous private sector recovery has been established will not only derail the recovery, it may also weaken fiscal positions even more.

Sovereign debt is nothing new

Kamalodin believes that history can teach us some lessons. "Sovereign default is nothing new. In the fourth century BC, 10 out of 13 Greek municipalities defaulted on loans to the Delos Temple." The last sovereign defaults took place in the pre-and post WWII period in Japan, Austria and Germany. And Spain has the dubious honour of 'defaulting champion of the world', having managed to default 13 times between 1800-2009.

"It's shocking that no one in the financial markets seemed to bother why these defaults took place in such a concentrated time span," says Kamalodin. "Even a few years ago, nobody in their right mind would have talked about the return of sovereign debt crisis to industrialised countries. If it was seen as a problem at all, then it was a Third World one. But it's clear from the historic evidence that if we don't get the policies right, we could experience more sovereign defaults in the not-so-distant

future. Given the uncertainties involved, we believe that it's better to identify the countries most vulnerable to a crisis than to suffer from once again from the this-time-is-different syndrome."

Which is why the Economic Research Department of Rabobank has developed an early warning indicator for sovereign debt, the Sovereign Vulnerability Index (SVI). Kamalodin: "The SVI exercise is not flawless, but it does help us to summarise a great deal of information. It's a composite indicator which ranks the major advanced economies from the most vulnerable to a sovereign debt crisis to the least, on the basis of eight selected indicators. With some surprising results."

The Rabobank Economic Research Department follows, analyses and predicts financial and economic developments in the Netherlands and around the world.

Retail opportunities rising in Brazil fertiliser sector

20-7-2010 | Food and Agribusiness news

Despite a 6 billion dollar government injection to develop its home industry, the Brazilian fertiliser sector will remain dependent on imports, according to a new Rabobank report 'Changes in Brazil's Fertiliser Industry'. "Plans to increase fertiliser production in Brazil will not eliminate the country's fertiliser imports. Instead, they will open a new window of opportunity for retailers," says Rabobank analyst Erin Fitzpatrick.

World's second largest importer of phosphate and potash fertilisers

Agriculture represents 25 percent of Brazil's GDP, a figure which is set to grow since Brazil is also home to 13 per cent of the world's untapped arable land. And the growing agricultural sector brings with it a strong demand for fertiliser. Despite the country's own large reserves of phosphate rock and potash, today more than 70 percent of Brazil's fertiliser use is imported, making it the world's second largest importer of phosphate and potash fertilisers.

New incentives to encourage domestic fertiliser industry

In early 2010, the Brazilian government announced new incentives to encourage the expansion of its domestic fertiliser industry, to reduce this import dependency and the related exposure of its farmers to international price volatility. The government has allocated $6.2 billion to the sector, as part of an $880 billion programme focused on infrastructure investments to boost economic and social development.

"No details are available of how the money will be spent, but the government is likely to focus on developing the private sector, in contrast with previous announcements that it might nationalize privately owned reserves," says Erin Fitzpatrick, Rabobank Food & Agribusiness Research and Advisory (FAR) Farm Inputs Analyst.

"Brazil's economic reserves of phosphate rock and potash place them sixth and fifth in the world, respectively. While phosphate rock reserves are sufficient to meet the country's demand through capacity expansions, potash reserves can be further developed in Brazil, but will not be enough to meet long-term demand in the country."

Expansion plans could double Brazil's phosphate rock production and triple potash production by 2015. At least half of phosphate and all of potash expansion will come from reserves controlled by Vale, a Brazilian company that is now the country's biggest producer of these two nutrients.

A change in Brazil's fertiliser chain

"Vale is putting production into the hands of fewer companies, which represents a change in Brazil's fertiliser chain," says Priscila Richetti, a FAR fertliser analyst based in Brazil, and co-author of the report. "This leaves less integration between upstream and downstream players in the value chain causing retailers to seek new strategies. Which, in turn, opens the door for new market entrants at the retail level, which could interest international or regional companies."

Two Rabobank riders in Tour top-10

26-7-2010 | Other news

Rabobank rider Denis Menchov took third place in the Tour de France 2010, the first time the Rabobank team has ever gained a podium place. At 24 years old, Robert Gesink acquitted himself with honour, taking sixth place overall and finishing second in the young riders' classification.

Alberto Contador won the Tour for the third time in four years, closely followed by Andy Schleck 39 seconds behind. Denis Menchov finished 2.01 minutes behind Contador. With Gesink finishing 9.30 minutes behind the winner, this put two Rabobank riders in the top-10.

A perfect Tour

Team manager Erik Breukink was delighted with the result: "Our goal this year was to reach the podium, so Denis' third place made this a perfect Tour for us. He's shown that he's up there with the best climbers in the world."

Denis Menchov showed his customary modesty when commenting on the Tour. "This is probably my best performance ever. And the team was fantastic."

Robert Gesink was very proud of his sixth place. "Not many riders have managed that in their first Tour so that's promising for the future."

Dancing on the afterdeck

29-7-2010 | Economic news

Rabobank Chief Economist Dr Wim Boonstra warns that political jostling around the formation of a new Dutch government is like dancing on the afterdeck of the Titanic. With new financial storms brewing, it's time to stop dancing and appoint an effective crew to man the ship.

Government finances off balance
The Dutch have been trying to form a government for more than six weeks and there is still no end in sight. As usual after elections, the time has come for politicians to break the really excessive promises made to voters, to iron out the compromises required to achieve a workable policy, and to assess their own political futures. Normally I would not be so worried about this situation: as a rule the Netherlands keeps running even in periods when little or no policy is drafted. But government finances are off balance. And while the Dutch economy is again growing, we're not there yet.

A new Dutch government faces a gigantic policy challenge. The Netherlands needs decisive policy, requiring politicians to make difficult and undoubtedly unpopular choices. If they take the weekly polls as a guideline, they face a daunting task. While the political parties that won the most votes in the election naturally carry the greatest responsibility, they are not all equally enthusiastic about assuming this responsibility. Governing means getting your hands dirty. And we're beginning to see that new politics are not that different from old politics after all. Some parties would prefer to be in opposition or to play a 'tolerating role'. Many Dutch politicians are once again behaving true to form. Under normal circumstances this forms a fascinating spectacle that political enthusiasts enjoy watching unfold.

Abnormal times
But this conduct is simply not in step with the times. Because we are not living in normal times. The global economy has just emerged from the greatest crisis since the Second World War and the recovery is still fragile. There's been immense damage. I already mentioned that Dutch government finances are out of balance. They were in relatively good shape going into the crisis and as a result the Netherlands has emerged from the crisis in a comparatively strong position. But a second wave of turmoil could plunge the country into financial difficulties as well. And in my view we shouldn't rule out that second wave of turmoil. What continues to fascinate me is that absolutely no structural action has been taken to address the underlying cause of the 2008 crisis. At the most there has been extensive treatment of the symptoms, which has tackled some extremely useful and important matters. Examples include saving the system banks and improving their supervision.

Risk of new crisis
Whichever way you look at it, closer examination of the development of the recent crisis reveals that the root cause was nothing more or less than the financial collapse of the United States. Or, more specifically, the financial collapse of U.S. consumers. All the damage worldwide, both in the U.S. and beyond, can be traced back to this.

For the United States to become healthy again, it has got to start saving and exporting on a large scale. And that is precisely what the country is failing to do properly. With the current exchange rate relationships, we will wind up with a repeat of the years leading up to 2007. Things are bound to go wrong sooner or later unless we get strong exchange rate realignments accompanied by a decidedly weaker dollar on a trade-weighted basis. Global growth should ultimately be driven by countries that have savings surpluses, such as China, Germany and also the Netherlands. But the chances of this happening are slim.

This is why on balance I expect the global economy to achieve weak growth in the years ahead. I believe that there is a substantial risk of a new crisis. We are in the eye of a hurricane and are waiting for the second half to pass over. The earlier the Netherlands is prepared for bad weather, the better. Viewed against this background, the current political jostling around the formation of a new Dutch government is tantamount to dancing on the afterdeck of the Titanic. It is high time to stop dancing and appoint an effective crew to man the ship. A storm is brewing.

Dr. Wim Boonstra, Chief Economist Rabobank
Dr. Boonstra has published numerous articles on banking, financial markets, international economics and business cycles.

Rabobank Agri Commodities Monthly July

27-7-2010 | Food and Agribusiness news

Wheat prices have reached the highest level of 2010. Key sugar producing countries are worried that bad weather will further deplete global sugar stocks. And the potential of La Niña may play havoc with crops and prices throughout the world. This month, the Rabobank Agri Commodities Monthly looks at the effects of global fundamentals and prices, and gives an outlook for wheat, sugar, corn and soybeans.

Wheat

- Production setbacks in the Northern Hemisphere
- Conditions in Western Australia too dry
- Tightening world exporter supplies

Production setbacks in the Northern Hemisphere sent prices to their highest level since this time last year (US) and since September 2008 in Europe, where crop conditions have been most affected. The setbacks will increase the world market's reliance on wheat exports from Australia and Argentina.

Sugar

- Stocks are low around the world
- Import demand is rising from Iran and the Philippines
- Weather could affect output in Brazil, India and Thailand

Analysts are divided over the outlook for sugar prices in the next few months. Although stocks are low after two years of global deficits, most predictions see a return to surplus and a partial rebuilding of stocks in 2010/11. The production outlook in key countries such as Thailand, the EU and Russia is uncertain after long periods of intense dryness and heat.

Corn

- Uncertainty continues about new crop yields
- Corn needs to gain acreage in 2011
- Export demand for US corn may increase

Yield estimates will become increasingly important as markets ask how much corn can be used in the next year and how tight stocks will be at end-year. The expansion in corn acres may face strong competition from soybeans and possibly wheat. But even with favourable conditions, the downside for prices in US grains markets is limited.

Soybeans

- Continued strong export demand

- Concerns over new crop yield prospects
- Likely competition with corn for acres in 2011

Adverse weather conditions and weather forecasts saw soybean prices rally to their highest level since early January. Weather is still the dominant issue and what happens in August will be key to the final US soybean yields.

La Niña

Weather experts around the world are confirming the development of La Niña conditions through July and August. La Niña turns the waters of the equatorial Pacific Ocean colder than normal, in contrast to her brother, 'El Niño', which has caused abnormal warming of these same waters in the past few years. Both weather conditions occur every three to four years and cause havoc in the weather from the U.S. to India.

In a recent Reuters interview, Luke Chandler of Rabobank's Agri Commodity Markets Research department, outlined the impact La Niña could have on crops and agricultural prices around the world.

Wine trade gets taste of recovery

30-7-2010 | Food and Agribusiness news

The gradual improvement in the global economy is showing through in recent wine trading trends. The 'Rabobank Wine Quarterly' reports that exports from nearly all major wine growing countries have improved compared to the first half of 2009. But as the global wine market struggles with overproduction, the key to long-term profitability will be balancing supply and demand.

Wine exports from most major suppliers are up significantly on 2009 levels. Despite the earthquake in February 2010 , Chile saw the biggest increase in exports to the U.S., thanks to last year's large harvest. New Zealand exports to the U.S. saw the second biggest increase as producers ran down high stocks, a hangover from consumer belt-tightening in 2009.

Oversupply problems

Despite these improving trends the global wine market is still struggling with oversupply. Figures from the International Organisation of Wine and Vine show that wine production exceeded consumption by around 9 per cent in 2007 and 2008. When consumption declined twice as fast as production in 2009, the gap widened even further.

According to Stephen Rannekleiv, co-author of the Rabobank Wine Quarterly, the constant excess supply is making it hard to build solid brands. This, in turn, makes the wine sector less attractive to beverage companies. "In the first half of 2010 we saw many major companies trying to limit their exposure to wine, selling assets or demerging wine from other activities." This in stark contrast to consolidation elsewehere in the industry, which was highlighted in another recent Rabobank report 'Convergence in the beverage sector.'

EU measures are critical

Increasing demand for wine from China and Russia may help restore the balance between supply and demand, but, according to Rannekleiv, Europe is still a key concern. The EU is continuing its subsidies to take thousands of hectares of grape vines out of production. But it is also phasing out the crisis distillation budget, which was designed to keep excess supply off the market. Rannekleiv: "A critical question for the future global supply-demand balance is the net effect of these two policies. This is certainly an issue we will be monitoring."

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2248A
TRANCHE NO: 1
USD 15,000,000 Callable Zero Coupon Notes 2010 due 6 July 2040 (the "Notes")

Issue Price: 100 per cent.

Rabobank International

The date of these Final Terms is 2 July 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 6, 2010, which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2248A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		U.S. Dollar (**"USD"**)
4	Aggregate nominal amount:		
	(i)	Series:	USD 15,000,000
	(ii)	Tranche:	USD 15,000,000
5	Issue Price:		100 per cent. of the Aggregate nominal amount
6	(i)	Specified Denominations:	USD 100,000
	(ii)	Calculation Amount:	USD 100,000
7	(i)	Issue Date:	6 July 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		6 July 2040
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No

10	Interest Basis:	Zero Coupon (further particulars specified below)
11	Redemption/Payment Basis:	520.09783 per cent. of the Aggregate nominal amount at the Maturity Date (further particulars specified below)
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Issuer Call (further particulars specified below)
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Note Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Applicable
	(i) Amortisation Yield (Condition 7(*b*)):	5.65 per cent. per annum
	(ii) Day Count Fraction (Condition 1(*a*)):	30/360 unadjusted
	(iii) Any other formula/basis of determining amount payable:	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Applicable
	(i) Optional Redemption Date(s):	Each year, from (and including) 6 July 2011 to (and including) 6 July 2039
	(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	For each Optional Redemption Date, the Optional Redemption Amount of each Note shall be an amount specified below calculated by multiplying the Calculation Amount by the Redemption Price

Date	Call Price	Call Amount
06 July 2011	105.650000%	15,847,500.00
06 July 2012	111.619225%	16,742,883.75
06 July 2013	117.925711%	17,688,856.68
06 July 2014	124.588514%	18,688,277.08
06 July 2015	131.627765%	19,744,164.74
06 July 2016	139.064734%	20,859,710.05
06 July 2017	146.921891%	22,038,283.67
06 July 2018	155.222978%	23,283,446.69
06 July 2019	163.993076%	24,598,961.43
06 July 2020	173.258685%	25,988,802.75
06 July 2021	183.047801%	27,457,170.11
06 July 2022	193.390001%	29,008,500.22
06 July 2023	204.316537%	30,647,480.48
06 July 2024	215.860421%	32,379,063.13
06 July 2025	228.056535%	34,208,480.19
06 July 2026	240.941729%	36,141,259.32
06 July 2027	254.554937%	38,183,240.48
06 July 2028	268.937290%	40,340,593.56
06 July 2029	284.132247%	42,619,837.10
06 July 2030	300.185719%	45,027,857.90
06 July 2031	317.146212%	47,571,931.87
06 July 2032	335.064973%	50,259,746.02
06 July 2033	353.996144%	53,099,421.67
06 July 2034	373.996927%	56,099,538.99
06 July 2035	395.127753%	59,269,162.94
06 July 2036	417.452471%	62,617,870.65
06 July 2037	441.038536%	66,155,780.34
06 July 2038	465.957213%	69,893,581.93
06 July 2039	492.283795%	73,842,569.31

(iii) If redeemable in part:

Minimum Redemption Amount: Not Applicable

Maximum Redemption Amount: Not Applicable

(iv) Notice period: The Issuer shall give notice of its intention to redeem the Notes not less than five (5) Business Days (for which the Business Centres shall be London and New York) prior to the relevant Optional Redemption Date

23 Put Option Not Applicable

24 Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note USD 520,097.83 per Calculation Amount

25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes

(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	New York and London
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable

35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers'/Dealer's Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:		Rabobank International, Thames Court, One Queenhithe, London EC4V 3RL, United Kingdom If the sole Dealer in respect of Notes issued by Rabobank Nederland is Rabobank International Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland
38	Applicable TEFRA exemption:		D Rules

39	Additional selling restrictions:	Applicable **Taiwan:** The Notes may not be offered or sold in Taiwan through public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Law of Taiwan. The Notes may only be made available for purchase outside of Taiwan by investors residing in Taiwan that are not otherwise prohibited from investing in the Notes.
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.810811 producing a sum of (for Notes not denominated in Euro):	EUR 12,162,165
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 125,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised


Dries Lagerberg
Senior Counsel

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from at the earliest the Issue Date
(iii)	Estimate of total expenses related to admission to trading:	EUR 6,700

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided the *Commission de Surveillance du Secteur Financier (CSSF)* in Luxembourg with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue/offer

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0520790550
(iii)	Common Code:	052079055
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable

(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International), Utrecht Branch, Croeselaan 18, 3521 CB Utrecht, The Netherlands

6 General Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2240A
TRANCHE NO: 1
USD 25,000,000 Callable Range Accrual Notes 2010 due 6 July 2020 (the "Notes")

Issue Price: 100.00 per cent.

Rabobank International

The date of these Final Terms is 2 July 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 6 May, 2010 (the 'Offering Circular') which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2240A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		U.S. Dollar (**"USD"**)
4	Aggregate nominal amount:		
	(i)	Series:	USD 25,000,000
	(ii)	Tranche:	USD 25,000,000
5	Issue Price:		100.00 per cent. of the aggregate nominal amount
6	(i)	Specified Denominations:	USD 100,000
	(ii)	Calculation Amount:	USD 100,000
7	(i)	Issue Date:	6 July 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		Specified Interest Payment Date falling on or nearest to 6 July 2020
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No

10	Interest Basis:	Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par (further particulars specified below)
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Applicable (further particulars specified below)
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Note Provisions**	Applicable
	(i) Interest Period(s):	The period commencing on (and including) the Issue Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period commencing on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date.
	(ii) Specified Interest Payment Dates:	6 October, 6 January, 6 April and 6 July in each year, commencing on 6 October 2010 and ending on the Maturity Date
	(iii) Business Day Convention:	Modified following Business Day Convention
	(iv) Business Centre(s) (Condition 1(*a*)):	London and New York
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	ISDA Determination Notwithstanding the first sentence of Condition 6(b)(iii)(A), on each Interest Determination Date, the Calculation Agent shall in its sole and absolute discretion determine the Rate of Interest ("I") to be applied to the relevant Interest Period which shall be calculated in accordance with the following formula: I = (ISDA Rate + 2.02 per cent.) * X/Y **"X"** means the number of London Business Days during the Observation Period on which the ISDA Rate is within the Range, provided that the ISDA Rate as determined on the Interest Determination

Date shall be deemed to be applicable for all remaining Business Days of the Interest Period.

"Y" means the total number of London Business Days in the Observation Period.

"Interest Determination Date" means the day that is five (5) Business Days prior to the Specified Interest Payment Date.

"Observation Period" means the period from and including the first day of the Interest Period to and including the last day of the Interest Period.

"London Business Day" means a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in London.

"Range" means:

From (and including)0.00 per cent. to (and including) – 7.00 per cent.

(vi)	Interest Period Date(s):	Not Applicable
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International), Utrecht Branch
(viii)	Screen Rate Determination (Condition 1(*a*)):	Not Applicable
(ix)	ISDA Determination (Condition 1(*a*)):)	Applicable
	- Floating Rate Option:	USD-LIBOR-BBA
	- Designated Maturity:	3 months
	- Reset Date:	The first day of each Interest Period and, for the purpose of determining X, each London Business Day
	- ISDA Definitions: *(if different from those set out in the Conditions)*	Not Applicable
(x)	Margin(s):	Not Applicable
(xi)	Minimum Rate of Interest:	Not Applicable
(xii)	Maximum Rate of Interest:	Not Applicable
(xiii)	Day Count Fraction (Condition 1(*a*)):	30/360, unadjusted
(xiv)	Fall back provisions, rounding provisions, denominator and	Not Applicable

	any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	6 July, 6 October, 6 January and 6 April in each year, from (and including) 6 July 2011 to (but excluding) the Maturity Date
	(ii)	Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	USD 100,000 per Calculation Amount
	(iii)	If redeemable in part:	
		Minimum Redemption Amount:	Not Applicable
		Maximum Redemption Amount:	Not Applicable
	(iv)	Notice period:	The Issuer shall give notice of its intention to redeem the Notes not less than five (5) London and New York Business Days prior to the relevant Optional Redemption Date
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**		USD 100,000 per Calculation Amount
25	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**		Not Applicable
26	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of	As set out in the Conditions

	default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f)) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	No
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	Yes
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London and New York
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable

32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers'/Dealer's Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:		Rabobank International, Thames Court, One Queenhithe, London EC4V 3RL, United Kingdom If the sole Dealer in respect of Notes issued by Rabobank Nederland is Rabobank International Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland
38	Applicable TEFRA exemption:		D Rules

39	Additional selling restrictions:	**Abu Dhabi** These Final Terms are being made available in the United Arab Emirates only to individually selected potential investors. These Final Terms are directed only to such recipients to whom it is directly addressed and may not be disclosed to other persons without the issuer's consent. These Final Terms are not directed to the public and may not be disseminated to the public in the United Arab Emirates.
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.810811 producing a sum of (for Notes not denominated in Euro):	EUR 20,270,275
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised



PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from at the earliest the Issue Date
(iii)	Estimate of total expenses related to admission to trading:	EUR 3,550

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided the *Commission de Surveillance du Secteur Financier (CSSF)* in Luxembourg, with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue/offer

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	Yes The Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon

		issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.
(ii)	ISIN Code:	XS0519176183
(iii)	Common Code:	051917618
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s):	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International), Utrecht Branch, Croeselaan 18, 3521 CB Utrecht, The Netherlands

6 General Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2241A
TRANCHE NO: 1
USD 50,000,000 Callable Range Accrual Notes 2010 due 6 July 2020 (the "Notes")

Issue Price: 100.00 per cent.

Rabobank International

The date of these Final Terms is 2 July 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 6 May 2010 (the 'Offering Circular') which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2241A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		U.S. Dollar (**"USD"**)
4	Aggregate nominal amount:		
	(i)	Series:	USD 50,000,000
	(ii)	Tranche:	USD 50,000,000
5	Issue Price:		100.00 per cent. of the aggregate nominal amount
6	(i)	Specified Denominations:	USD 100,000
	(ii)	Calculation Amount:	USD 100,000
7	(i)	Issue Date:	6 July 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		Specified Interest Payment Date falling on or nearest to 6 July 2020
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No

10	Interest Basis:	Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par (further particulars specified below)
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Applicable (further particulars specified below)
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Note Provisions**	Applicable
	(i) Interest Period(s):	The period commencing on (and including) the Issue Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period commencing on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date.
	(ii) Specified Interest Payment Dates:	6 October, 6 January, 6 April and 6 July in each year, commencing on 6 October 2010 and ending on the Maturity Date
	(iii) Business Day Convention:	Modified following Business Day Convention
	(iv) Business Centre(s) (Condition 1(*a*)):	London and New York
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	ISDA Determination Notwithstanding the first sentence of Condition 6(b)(iii)(A), on each Interest Determination Date, the Calculation Agent shall in its sole and absolute discretion determine the Rate of Interest ("I") to be applied to the relevant Interest Period which shall be calculated in accordance with the following formula: I = (ISDA Rate + 2.02 per cent.) * X/Y **"X"** means the number of London Business Days during the Observation Period on which the ISDA Rate is within the Range, provided that the ISDA Rate as determined on the Interest Determination

		Date shall be deemed to be applicable for all remaining Business Days of the Interest Period. **"Y"** means the total number of London Business Days in the Observation Period. **"Interest Determination Date"** means the day that is five (5) London Business Days prior to the Specified Interest Payment Date. **"Observation Period"** means the period from and including the first day of the Interest Period to and including the last day of the Interest Period. **"Range"** means: From (and including)0.00 per cent. to (and including) – 7.00 per cent.
(vi)	Interest Period Date(s):	Not Applicable
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International), Utrecht Branch
(viii)	Screen Rate Determination (Condition 1(*a*)):	Not Applicable
(ix)	ISDA Determination (Condition 1(*a*)):*)*	Applicable
	- Floating Rate Option:	USD-LIBOR-BBA
	- Designated Maturity:	3 months
	- Reset Date:	The first day of each Interest Period and, for the purpose of determining X, each London Business Day
	- ISDA Definitions: *(if different from those set out in the Conditions)*	Not Applicable
(x)	Margin(s):	Not Applicable
(xi)	Minimum Rate of Interest:	Not Applicable
(xii)	Maximum Rate of Interest:	Not Applicable
(xiii)	Day Count Fraction (Condition 1(*a*)):	30/360, unadjusted
(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable

18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	6 July, 6 October, 6 January and 6 April in each year, from (and including) 6 July 2011 to (but excluding) the Maturity Date
	(ii)	Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	USD 100,000 per Calculation Amount
	(iii)	If redeemable in part:	
		Minimum Redemption Amount:	Not Applicable
		Maximum Redemption Amount:	Not Applicable
	(iv)	Notice period:	The Issuer shall give notice of its intention to redeem the Notes not less than five (5) London and New York Business Days prior to the relevant Optional Redemption Date
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**		USD 100,000 per Calculation Amount
25	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**		Not Applicable
26	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain	As set out in the Conditions

	corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f)) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	No
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	Yes
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London and New York
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable

34	Consolidation provisions:		Not Applicable
35	Other terms or special conditions:		So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers'/Dealer's Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:		Rabobank International, Thames Court, One Queenhithe, London EC4V 3RL, United Kingdom If the sole Dealer in respect of Notes issued by Rabobank Nederland is Rabobank International Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		**Abu Dhabi** These Final Terms are being made available in the United Arab Emirates only to individually selected potential investors. These Final Terms are directed only to such recipients to whom it is directly addressed and may not be disclosed to other persons without the issuer's consent. These Final Terms are not directed to the public and may not be disseminated to the public in the United Arab Emirates.
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.810811 producing a sum of (for Notes not denominated in Euro):	EUR 40,540,550
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised


Dries Lagerberg
Senior Counsel

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from at the earliest the Issue Date
(iii)	Estimate of total expenses related to admission to trading:	EUR 3,550

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided the *Commission de Surveillance du Secteur Financier (CSSF)* in Luxembourg, with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue/offer

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	Yes The Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon

		issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.
(ii)	ISIN Code:	XS0519170061
(iii)	Common Code:	051917006
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s):	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International), Utrecht Branch, Croeselaan 18, 3521 CB Utrecht, The Netherlands

6 General — Not Applicable

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

EUR 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2234A
TRANCHE NO: 2
EUR 100,000,000 Floating Rate Notes 2010 due 17 June 2013 (the "Notes") (to be consolidated and form a single series with the Issuer's EUR 1,000,000,000 Floating Rate Notes 2010 due 17 June 2013 issued on 17 June 2010) (the Tranche 1 Notes)

Issue Price: 100 per cent. (plus 20 days' accrued interest from (and including) 17 June 2010 to (but excluding) 7 July 2010)

Rabobank International

The date of these Final Terms is 5 July 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 6 May 2010 (the 'Offering Circular') which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2234A
	(ii)	Tranche Number:	2 (to be consolidated and form a single series with the Issuer's EUR 1,000,000,000 Floating Rate Notes 2010 due 17 June 2013 issued on 17 June 2010) (the "**Tranche 1 Notes**")
3	Specified Currency or Currencies:		Euro ("**EUR**")
4	Aggregate nominal amount:		
	(i)	Series:	EUR 1,100,000,000
	(ii)	Tranche:	EUR 100,000,000
5	Issue Price:		100 per cent. of the aggregate nominal amount (plus 20 days' accrued interest from (and including) 17 June 2010 to (but excluding) 7 July 2010)
6	(i)	Specified Denominations:	EUR 1,000
	(ii)	Calculation Amount:	EUR 1,000
7	(i)	Issue Date:	7 July 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	17 June 2010
8	Maturity Date:		Specified Interest Payment Date falling in or nearest to June 2013
9	Domestic Note (if Domestic		No

	Note, there will be no gross-up for withholding tax):	
10	Interest Basis:	3-month Euribor + 0.45 per cent. Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Note Provisions**	Applicable
	(i) Interest Period(s):	Subject as provided below, each period from and including a Specified Interest Payment Date to but excluding the next subsequent Specified Interest Payment Date, save for the first Interest Period which shall be the period from and including the Issue Date to but excluding the first Specified Interest Payment Date.
	(ii) Specified Interest Payment Dates:	17 June, 17 September, 17 December and 17 March in each year commencing on 17 September 2010 and ending on the Maturity Date, subject in each case to adjustment in accordance with the Business Day Convention Specified below.
	(iii) Business Day Convention:	Modified Following Business Day Convention
	(iv) Business Centre(s) (Condition 1(a)):	TARGET
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi) Interest Period Date(s):	Not Applicable
	(vii) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s):	Calculation Agent
	(viii) Screen Rate Determination (Condition 1(a)):	Applicable

	–	Reference Rate:	3-month Euribor
	–	Interest Determination Date:	Two TARGET Business Days prior to the first day in each Interest Period
	–	Relevant Screen Page:	Reuters EURIBOR01
	(ix)	ISDA Determination (Condition 1(*a*)):	Not Applicable
	(x)	Margin(s):	+ 0.45 per cent. per annum
	(xi)	Minimum Rate of Interest:	Not Applicable
	(xii)	Maximum Rate of Interest:	Not Applicable
	(xiii)	Day Count Fraction (Condition 1(*a*)):	Actual/360 adjusted
	(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	EUR 1,000 per Calculation Amount
25	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable

26	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	No
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
	New Global Notes:	Yes

29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	Not Applicable
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	Not Applicable

37	If non-syndicated, name and address of Dealer	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International) London Branch, Thames Court, One Queenhithe, London EC4V 3RL, United Kingdom If the sole Dealer in respect of Notes issued by Rabobank Nederland is Rabobank International, Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland.
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	The Offering Circular and these Final Terms are not intended to constitute an offer, sale or delivery of shares or other securities under the laws of the State of Qatar. The Notes have not been and will not be registered under Decree Law No. (14) of 1995 establishing the Doha Securities Market (the "DSM") and the DSM Internal Regulations or with the Qatar Central Bank or under the Qatar Financial Centre (the "QFC") rules and regulations or any laws of the State of Qatar. The Notes and interests therein do not constitute a public offer of securities in the State of Qatar under the Commercial Companies Law No. (5) of 2002 or otherwise under any laws of the State of Qatar, including the QFC rules and regulations. The Notes are only being offered to a limited number of investors who are willing and able to conduct an independent investigation of the risks involved in an investment in such Notes. No transaction will be concluded in the jurisdiction of the State of Qatar (including the QFC).
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(*a*):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in	Not Applicable

Euro):

43	In the case of Notes listed on Euronext Amsterdam:	Applicable
	(i) Numbering and letters:	Not Applicable
	(ii) Amsterdam Listing Agent:	Rabobank Nederland or Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)
	(iii) Amsterdam Paying Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the EUR 125,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:



Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Euronext Amsterdam
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Euronext Amsterdam with effect from the Issue Date
(iii)	Estimate of total expenses related to admission to trading:	EUR 875

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Finanzmarktaufsicht* (FMA) in Austria, the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Finanstilsynet* in Denmark, *Finanssivalvonta (Fiva)* in Finland, *Autorité des marchés financiers (AMF)* in France, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Epitroph Kefalaiagoras* in Greece, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Societâ e la Borsa (CONSOB)* in Italy, *Commission de Surveillance du Secteur Financier (CSSF)* in Luxembourg, *Kredittilsynet* in Norway, *Comissão do Mercado de Valores Mobiliários (CMVM)* in Portugal, *Comisia Natională a Valorilor Mobiliare* in Romania, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Finansinspektionen* in Sweden and the Financial Services Authority (FSA) in the United Kingdom with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

As regards the offer to the public in Italy, the Offering Circular has been duly "passported" pursuant to Article 17 and 18 of the Prospectus Directive, Article 98 (2) of the Legislative Decree No. 58 of 24 February 1998, as amended, and CONSOB Regulation No 11971/1999, as amended, by providing CONSOB, the Italian competent authority, through the Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*), with the certificate, a copy of the duly approved Offering Circular and a translation into Italian language of the summary note included in the Offering Circular.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking Business
(ii)	Estimated net proceeds	EUR 100,065,166.67
(iii)	Estimated total expenses:	EUR 875

6 Yield *(Fixed Rate Notes Only)*

Not Applicable

7 Historic interest rates *(Floating Rate Notes only)*

Details of historic Euribor rates can be obtained from Bloomberg

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying (*Index-Linked Notes only*)

Not Applicable

9 Performance of rates of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	Yes Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.

(ii)	ISIN:	XS0518422513
(iii)	Common Code:	051842251
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s):	Deutsche Bank AG, London Branch, Winchester House, 1 Great Winchester Street, London EC2N 2DB, United Kingdom

12 General Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

EUR 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2255A
TRANCHE NO: 1

MXN 700,000,000 5.00 per cent. Fixed Rate Notes 2010 due 30 June 2011 (the "Notes")

Issue Price: 100.7925 per cent.

TD Securities

The date of these Final Terms is 5 July 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 6 May 2010 (the 'Offering Circular') which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2255A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Mexican Peso ("**MXN**")
4	Aggregate nominal amount:		
	(i)	Series:	MXN 700,000,000
	(ii)	Tranche:	MXN 700,000,000
5	Issue Price:		100.7925 per cent. of the aggregate nominal amount
6	(i)	Specified Denominations:	MXN 25,000 and integral multiples thereof
	(ii)	Calculation Amount:	MXN 25,000
7	(i)	Issue Date:	7 July 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		30 June 2011
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No

10	Interest Basis:	5.00 per cent. Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	5.00 per cent. per annum payable on the Interest Payment Date
	(ii) Interest Payment Date(s):	30 June 2011
	(iii) Fixed Coupon Amount(s):	Not Applicable
	(iv) Broken Amount:	MXN 1,226.03 per Calculation Amount
	(v) Day Count Fraction (Condition 1(*a*)):	Actual/Actual - ICMA; unadjusted
	(vi) Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	MXN 25,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable

26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London, Mexico City & TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on	No

which such Talons mature):

31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	Not Applicable
	(ii) Stabilising Manager(s) (if any):	Not Applicable
	(iii) Managers' Commission:	0.90 per cent. selling commission 0.10 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:	**The Toronto-Dominion Bank** 60 Threadneedle Street London EC2R 8AP United Kingdom
38	Applicable TEFRA exemption:	Not Applicable
39	Additional selling restrictions:	For the purpose of this issue of Notes only and not for any other Tranche or Series under the Programme, the following paragraph will be inserted in the Offering

		Circular under "Plan of Distribution": **Mexico** The Notes have not been and will not be registered with the National Securities Registry (*Registro Nacional de Valores*), maintained by the Mexican National Banking and Securities Commission (*Comisión Nacional Bancaria y de Valores*), and therefore the Notes may not be offered or sold in a public offering in Mexico. However, the Notes may be offered or sold in Mexico to institutional and accredited investors pursuant to the private placement exemption set forth in Article 8 of the Mexican Securities Market Law (*Ley del Mercado de Valores*). The Offering Circular and any other offering materials in connection with any offering of Notes in Mexico has not been and will not be distributed or delivered in Mexico other than in compliance with applicable securities laws.
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0,064149, producing a sum of (for Notes not denominated in Euro):	Euro 44,904,300
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the EUR 125,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised



A11740137

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from the Issue Date.
(iii)	Estimate of total expenses related to admission to trading:	Euro 715

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

Not Applicable

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	MXN 698,460,000
(iii)	Estimated total expenses:	MXN 7,087,500 (comprising a selling commission and a combined management and underwriting commission of MXN 7,000,000 and Dealer's expenses of MXN 87,500)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	4.159 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN:	XS0524333043
(iii)	Common Code:	052433304
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s):	Deutsche Bank AG, London Branch, Winchester House, 1 Great Winchester Street, London EC2N 2DB, United Kingdom

12 General

Not Applicable

EXECUTION COPY

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

EUR 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2214A
TRANCHE NO: 2
EUR 115,000,000 Floating Rate Notes 2010 due May 2012 (the "Notes")
(to be consolidated and form a single series with the EUR 330,000,000 Floating Rate Notes 2010 due May 2012 issued on 11 May 2010)

Issue Price: 99.828 per cent. (plus EUR 172,755.56 accrued interest from, and including, 11 May 2010 to, but excluding, 15 July 2010)

Morgan Stanley

The date of these Final Terms is 13 July 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 6 May 2010 (the 'Offering Circular') which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the Notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2214A
	(ii)	Tranche Number:	2
	(If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible.)		To be consolidated and form a single series on the Issue Date with the EUR 330,000,000 Floating Rate Notes 2010 due May 2012 issued on 11 May 2010
3	Specified Currency or Currencies:		Euro ("**EUR**")
4	Aggregate nominal amount:		
	(i)	Series:	EUR 445,000,000
	(ii)	Tranche:	EUR 115,000,000
5	Issue Price:		99.828 per cent. of the aggregate nominal amount plus EUR 172,755.56 accrued interest from, and including, 11 May 2010 to, but excluding, the Issue Date
6	(i)	Specified Denominations:	EUR 50,000 and integral multiples of EUR 1,000 in excess thereof up to and including EUR 99,000. No Notes in definitive form will be issued with a denomination above EUR 99,000
	(ii)	Calculation Amount:	EUR 1,000
7	(i)	Issue Date:	15 July 2010

	(ii)	Interest Commencement Date (if different from the Issue Date):	11 May 2010
8	Maturity Date:		Specified Interest Payment Date falling in or nearest to May 2012
9	Domestic Note (if Domestic Note, there will be no gross-up for withholding tax):		No
10	Interest Basis:		3-month Euribor + 0.15 per cent. Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Not Applicable
17	**Floating Rate Note Provisions**		Applicable
	(i)	Interest Period(s):	Subject as provided below, each period from and including a Specified Interest Payment Date to but excluding the next subsequent Specified Interest Payment Date, save for the first Interest Period which shall be the period from and including 11 May 2010 to but excluding the first Specified Interest Payment Date.
	(ii)	Specified Interest Payment Dates:	11 February, 11 May, 11 August and 11 November in each year commencing on 11 August 2010 and ending on the Maturity Date, subject in each case to adjustment in accordance with the Business Day Convention Specified below.
	(iii)	Business Day Convention:	Modified Following Business Day Convention
	(iv)	Business Centre(s) (Condition 1(*a*)):	TARGET
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi)	Interest Period Date(s):	Not Applicable

(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s):	Calculation Agent
(viii)	Screen Rate Determination (Condition 1(*a*)):	Applicable
	– Reference Rate:	3-month Euribor
	– Interest Determination Date:	Two TARGET Business Days prior to the first day in each Interest Period
	– Relevant Screen Page:	Reuters EURIBOR01
(ix)	ISDA Determination (Condition 1(*a*)):	Not Applicable
(x)	Margin(s):	+ 0.15 per cent. per annum
(xi)	Minimum Rate of Interest:	Not Applicable
(xii)	Maximum Rate of Interest:	Not Applicable
(xiii)	Day Count Fraction (Condition 1(*a*)):	Actual/360 adjusted
(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable

18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked**	EUR 1,000 per Calculation Amount

	Redemption Notes and Index Linked Redemption Notes) of each Note	
25	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	No
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
	New Global Notes:	Yes
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	Not Applicable
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of	Not Applicable

	Managers:	
	(ii) Stabilising Manager(s) (if any):	Not Applicable
37	If non-syndicated, name and address of Dealer	Morgan Stanley & Co. International plc 25 Cabot Square Canary Wharf London E14 4QA United Kingdom
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(*a*):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the EUR 125,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from 15 July 2010. The Notes are to be consolidated and form a single series with the EUR 330,000,000 Floating Rate Notes 2010 due May 2012 issued on 11 May 2010 which are listed on the Luxembourg Stock Exchange's Regulated Market.
(iii)	Estimate of total expenses related to admission to trading:	EUR 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

4 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	Yes Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such

		recognition will depend upon satisfaction of the Eurosystem eligibility criteria.
(ii)	ISIN:	From, and including, the Issue Date to, but excluding, the Exchange Date (as defined in the temporary Global Note) XS0526698476 and thereafter XS0507737285
(iii)	Common Code:	From, and including, the Issue Date to, but excluding, the Exchange Date (as defined in the temporary Global Note) 052669847 and thereafter 050773728
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s):	Deutsche Bank AG, London Branch, Winchester House, 1 Great Winchester Street, London EC2N 2DB, United Kingdom

5 General Not Applicable

FINAL TERMS

Date: 13 July 2010

RABOBANK STRUCTURED PRODUCTS

Issue of EUR 20,000,000 Equity Linked Notes due 15 July 2015 linked to the ordinary Shares of NESTLE (the "Notes")
pursuant to the EUR 10,000,000,000 Structured Medium Term Note Programme

IN NO CIRCUMSTANCES MAY THE NOTES BE REDEEMED BY THE ISSUER AT THE MATURITY DATE FOR LESS THAN THE PROTECTION AMOUNT, EXCEPT THAT IN THE EVENT OF INSOLVENCY OF THE ISSUER OR IN THE EVENT OF AN EARLY REDEMPTION PURSUANT TO TERMS AND CONDITIONS 5(b), 5(e), 5(h), 8(b) OR 14 THE NOTES MAY BE REDEEMED AT LESS THAN THE PROTECTION AMOUNT.

THE ISSUER HAS MADE NO INVESTIGATION INTO THE TREATMENT OF THE NOTES BY THE TAX AUTHORITIES OF ANY COUNTRY, INCLUDING THE UNITED STATES OF AMERICA. INVESTORS ARE STRONGLY ADVISED TO TAKE THEIR OWN TAX ADVICE.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions set forth in the Offering Circular dated 21 December 2009, which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Offering Circular is available for viewing during normal business hours and may be obtained at Rabobank International, Croeselaan 18, 3521 CB Utrecht, The Netherlands and www.rabobank.nl .

References herein to numbered conditions are to the Terms and Conditions of the Notes.

These Final Terms do not constitute an offer to sell or the solicitation of an offer to buy any Notes other than the Notes to which they relate or an offer to sell or the solicitation of an offer to buy Notes by any person in any circumstances in which such offer or solicitation is unlawful.

The distribution of these Final Terms and the offering, sale and delivery of the Notes in certain jurisdictions may be restricted by law. Persons into whose possession these Final Terms come are required by the Issuer to inform themselves about and to observe any such restrictions. For a further description of certain restrictions on the offering and sale of the Series, see "Subscription and Sale" in the Offering Circular as supplemented or amended by these Final Terms.

The information contained in these Final Terms does not constitute an investment recommendation.

The purchase of Notes may involve substantial risks and is suitable only for investors who have the knowledge and experience in financial and business matters necessary to enable them to evaluate the risks and the merits of an investment in the Notes. Before making an investment decision, prospective purchasers of Notes should consider carefully, in the light of their own financial circumstances and investment objectives, all the information set forth in these Final Terms and the Offering Circular, as supplemented from time to time.

1.	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Structured Products)
2.	(a)	Series Number:	4401
	(b)	Tranche Number:	1
3.	Specified Currency or Currencies:		Euro ("EUR")
4.	Aggregate nominal amount:		
	(a)	Series:	EUR 20,000,000
	(b)	Tranche:	EUR 20,000,000
5.	Issue Price of Tranche:		100 per cent.
6.	(a)	Specified Denominations:	EUR 50,000
	(b)	Calculation Amount:	EUR 50,000
7.	(a)	Issue Date:	15 July 2010
	(b)	Interest Commencement Date:	The Issue Date
8.	Maturity Date or Redemption Month:		15 July 2015
9.	Interest Basis:		- In respect of the years 1 to 4: 0.5 per cent. Fixed Rate. *(Further particulars specified below under item 15 below)* - For the year 5: Equity Linked Interest *(Further particulars specified below under item 21 below)*
10.	(a)	Redemption/Payment Basis:	Equity Linked Redemption *(Further particulars specified below under item 32 below)*
	(b)	Protection Amount:	Principal Protection
11.	Change of Interest Basis or Redemption/Payment Basis:		See item 9 of Part A above.
12.	Investor Put/Issuer Call/Obligatory Redemption:		Not Applicable
13.	(a)	Status of the Notes:	Senior and unsecured
	(b)	Domestic Note:	No

		(if Domestic Note, there will be no gross-up for withholding tax)	
	(c)	Date of approval for issuance of Notes:	Not Applicable
14.	Method of distribution:		Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

FIXED RATE NOTE PROVISIONS

15.	Fixed Rate Note Provisions:		Applicable
	(a)	Rate(s) of Interest:	0.5 per cent. payable on the Interest Payment Dates specified below.
	(b)	Interest Payment Date(s):	15 July 2011, 15 July 2012, 15 July 2013 and 15 July 2014
	(c)	Determination Date(s):	Not Applicable
	(d)	Business Day Convention:	Following Business Day Convention
	(e)	Additional Financial Centre(s):	Not Applicable
	(f)	Fixed Coupon Amount(s):	EUR 250 per Calculation Amount
	(g)	Broken Amount(s):	Not Applicable
	(h)	Day Count Fraction:	Not Applicable
	(i)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	None

FLOATING RATE NOTE PROVISIONS

16.	Floating Rate Note Provisions:	Not Applicable

ZERO COUPON NOTE PROVISIONS

17.	Zero Coupon Note Provisions:	Not Applicable

CURRENCY LINKED INTEREST NOTE PROVISIONS

18.	Currency Linked Interest Note Provisions:	Not Applicable

COMMODITY LINKED INTEREST NOTE PROVISIONS

19.	Commodity Linked Interest Note Provisions:	Not Applicable

INDEX LINKED INTEREST NOTE PROVISIONS

20.	Index Linked Interest Note Provisions:	Not Applicable

EQUITY LINKED INTEREST NOTE PROVISIONS

21. Equity Linked Interest Note Provisions: Applicable

(a) Whether the Notes relate to a single Equity or Basket of Equities and the identity of the relevant Equity Issuer(s) of the Equity/Equities:

Single Equity

(i) Equity: Existing ordinary shares of the Equity Issuer

(ii) Equity Issuer: Nestlé SA (Bloomberg® code: NESN VX)

(iii) ISIN/Common Code Equity : CH0038863350/35766197

(b) Partial Lookthrough Depository Receipt Provisions: Not Applicable

(c) Full Lookthrough Depository Receipt Provisions: Not Applicable

(d) Description of formula to be used to determine the Rate of Interest and/or Interest Amount:

The amount of interest payable in respect of each Note (the "Equity Linked Interest Amount") shall be determined by the Calculation Agent on the Valuation Date in accordance with the following provisions:

1. If the result of the product of (i) the Conversion Ratio multiplied by (ii) the Final Price is, in the determination of the Calculation Agent, equal to or lower than the Specified Denomination, then the Equity Linked Interest Amount shall be equal to 0.5 per cent. of Specified Denomination; **OR**

2. If the result of the product of (i) the Conversion Ratio and multiplied by (ii) the Final Price is, in the determination of the Calculation Agent, strictly higher than the Specified Denomination, then the Equity Linked Interest Amount shall be nil.

Where:

"Conversion Ratio" means 804.1565, i.e $\frac{\text{Specified Denomination}}{(100\% + \text{Conversion Premium}) \times \text{Initial Price}}$, as rounded to the fourth decimal

"Conversion Premium" is equal to 18.5 per cent.

"Initial Price" means CHF 52.47

"Final Price" means the Reference Price on the Valuation Date in CHF.

(e)	Provisions for determining the Rate of Interest and/or Interest Amount where calculation by reference to the Equity/Equities and/or formula is impossible or impracticable:	Condition 8(b) applies
(f)	Additional Disruption Events:	Applicable Change in Law Hedging Disruption Increased Cost of Hedging Insolvency Filing
(g)	Specified Period(s)/Specified Interest Payment Date(s):	The Maturity Date
(h)	Observation Period(s):	Not Applicable
(i)	Observation Date(s):	Not Applicable
(j)	Business Day Convention:	Following Business Day Convention
(k)	Additional Financial Centre(s):	Not Applicable
(l)	Minimum Rate of Interest:	0 per cent.
(m)	Maximum Rate of Interest:	0.5 per cent.
(n)	Day Count Fraction:	Not Applicable
(o)	Valuation Date(s)/Averaging Date(s):	1 July 2015
(p)	Valuation Time:	As set out in Condition 8(f)
(q)	Disrupted Day:	Applicable
(r)	Trade Date:	29 June 2010

(s)	Exchange(s):	SIX Swiss Exchange
(t)	Related Exchange(s):	All Exchanges
(u)	Exchange Rate:	Not Applicable
(v)	Other terms or special conditions:	None

CREDIT LINKED INTEREST NOTE PROVISIONS

22.	Credit Linked Interest Note Provisions:	Not Applicable

FUND LINKED INTEREST NOTE PROVISIONS

23.	Fund Linked Interest Note Provisions:	Not Applicable

DUAL CURRENCY INTEREST NOTE PROVISIONS

24.	Dual Currency Interest Note Provisions:	Not Applicable

PROVISIONS RELATING TO OPTIONAL REDEMPTION AND FINAL REDEMPTION AMOUNT

25.	Issuer Call: (Condition 5(c))	Not Applicable
26.	Investor Put: (Condition 5(d))	Not Applicable
27.	Obligatory Redemption: (Condition 5(f))	Not Applicable
28.	Final Redemption Amount of each Note:	See item 32 of part A below

CURRENCY LINKED REDEMPTION NOTE PROVISIONS

29.	Currency Linked Redemption Notes:	Not Applicable

COMMODITY LINKED REDEMPTION NOTE PROVISIONS

30.	Commodity Linked Redemption Notes:	Not Applicable

INDEX LINKED REDEMPTION NOTE PROVISIONS

31.	Index Linked Redemption Notes:	Not Applicable

EQUITY LINKED REDEMPTION NOTE PROVISIONS

32.	Equity Linked Redemption Notes:		Applicable
	(a)	Whether the Notes relate to a single Equity or a Basket of Equities and the identity of the relevant Equity Issuer(s) of the Equity/Equities):	See item 21(a) of Part A above
	(b)	Partial Lookthrough Depository Receipt Provisions:	Not Applicable
	(c)	Full Lookthrough Depository Receipt Provisions:	Not Applicable
	(d)	Whether redemption of the Notes will be by (i) Cash Settlement or (ii) Physical Delivery or (iii) Cash Settlement and/or Physical Delivery:	Cash Settlement
	(e)	Relevant provisions for determining the Final Redemption Amount:	Provided that the Notes have not been previously redeemed or purchased and cancelled in accordance with the Terms and Conditions, the Issuer shall redeem on the Maturity Date each Note in accordance with the following provisions: 1. If the result of the product of (i) the Conversion Ratio multiplied by (ii) the Final Price is, in the determination of the Calculation Agent, equal to or lower than the Specified Denomination, each Note shall be redeemed at an amount in EUR equal to 100 per cent. of the Specified Denomination; **OR** 2. If the result of the product of (i) the Conversion Ratio multiplied by (ii) the Final Price is, in the determination of the Calculation Agent, strictly higher than the Specified Denomination, each Note shall be redeemed at an amount in EUR equal to the result of the product of (i) the Final Price multiplied by (ii) the Conversion Ratio. For the avoidance of doubt, an Equity Linked Interest Amount, in accordance with item 21(d) of

Part A, will be paid in addition to the Final Redemption Amount.

(f)	Observation Period(s):	Not Applicable
(g)	Observation Date(s):	Not Applicable
(h)	Valuation Date(s)/Averaging Date(s):	1 July 2015
(i)	Valuation Time:	As set out in Condition 8(f)
(j)	Disrupted Day:	Applicable
(k)	Multiplier for each Equity comprising the Basket (which is subject to adjustment as set out in Condition 8(b)):	Not Applicable
(l)	Trade Date:	Issue Date
(m)	Relevant Assets:	The Equity
(n)	Asset Amount:	Not Applicable
(o)	Cut-off Date:	The Valuation Date
(p)	Delivery provisions for Asset Amount (including details of who is to make such delivery) if different from Terms and Conditions:	Not Applicable
(q)	Clearance System:	As set out in Condition 8(f)
(r)	Additional Disruption Events:	See item 21(f) of Part A above
(s)	Exchange(s):	See item 21 (s) of Part A above
(t)	Related Exchange(s):	See item 21(t) of Part A above
(u)	Exchange Rate:	Not Applicable
(v)	Other terms or special conditions:	None

CREDIT LINKED REDEMPTION NOTE PROVISIONS

33.	Credit Linked Redemption Notes:	Not Applicable

FUND LINKED REDEMPTION NOTE PROVISIONS

34.	Fund Linked Redemption Notes:	Not Applicable

DUAL CURRENCY REDEMPTION NOTE PROVISIONS

35.	Dual Currency Redemption Notes:	Not Applicable

GENERAL PROVISIONS RELATING TO REDEMPTION

36.	Partly Paid Notes:	Not Applicable
37.	Instalment Notes:	Not Applicable
38.	Early Redemption Amount:	As defined in the Conditions
39.	Adjustment for Early Redemption Unwind Costs:	Applicable Standard Early Redemption Unwind Costs

GENERAL PROVISIONS APPLICABLE TO THE NOTES

40.	Form of Notes:	Bearer Notes Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances set out in the Permanent Global Note
41.	Additional Financial Centre(s) or other special provisions relating to Payment Days in Condition 11(f):	Not Applicable
42.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
43.	Other final terms:	Not Applicable
44.	Further Issues provision:	Condition 18 applies

DISTRIBUTION

45.	(a)	If syndicated, names and addresses of Dealers and underwriting commitments:	Not Applicable
	(b)	Date of Subscription Agreement:	Not Applicable
	(c)	Stabilising Manager(s):	Not Applicable
	(d)	If non-syndicated, name and address of relevant Dealer:	Crédit Agricole Corporate and Investment Bank

			9 quai du Président Paul Doumer 92920 Paris la Défense Cedex France
	(e)	Total commission and concession:	Not Applicable
	(f)	U.S. Selling Restrictions:	Reg. S Compliance Category; TEFRA D
46.	Additional selling restrictions:		Not Applicable
47.	Additional United States Tax Considerations:		Not Applicable

PURPOSE OF FINAL TERMS

These Final Terms comprise the final terms required for issue and admission to trading on the regulated market of the Luxembourg Stock Exchange of the Notes described herein pursuant to the Structured Medium Term Note Programme of Rabobank Structured Products.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms and to the best knowledge and belief of the Issuer the information contained in these Final Terms is in accordance with the facts and does not omit anything likely to affect the import of such information. Information on the Equity (the "**Reference Information**") has been extracted from Bloomberg, and the official website of the Equity Issuer and/or other publicly available information. The Issuer confirms that the Reference Information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by Bloomberg and the official website of the Equity Issuer , no facts have been omitted which would render the reproduced information inaccurate or misleading.

Signed on behalf of the Issuer:



By: ____________________

Duly authorised

PART B – OTHER INFORMATION

1. **LISTING AND ADMISSION TO TRADING**

(i)	Listing and Admission to trading:	Application has been made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from the Issue Date.
(ii)	Estimate of total expenses related to admission to trading:	EUR 1,975

2. **RATINGS**

Ratings: Not Applicable

3. **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

Save for any fees payable to the Dealers, so far as the Issuer is aware, no person involved in the issue of the Notes has an interest material to the offer.

4. **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

(a)	Reasons for the offer (other than general corporate purposes):	Not Applicable
(b)	Estimated net proceeds:	EUR 20,000,000
(c)	Estimated total expenses:	None

5. **YIELD** (*Fixed Rate Notes only*)

Indication of yield: Calculated as on the Issue Date.

The yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

6. **HISTORIC INTEREST RATES** (*Floating Rate Notes only*)

Not Applicable

7. **PERFORMANCE OF INDEX/INDICES, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE INDEX/INDICES** (*Index Linked Notes only*)

Not Applicable

8. **PERFORMANCE OF RATE(S) OF EXCHANGE/FORMULA/CURRENCIES, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE RATE(S) OF EXCHANGE/FORMULA/CURRENCIES** (*Currency Linked Notes only*)

Not Applicable

9. **PERFORMANCE OF THE COMMODITY/COMMODITIES, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE COMMODITY/COMMODITIES** (*Commodity Linked Notes only*)

Not Applicable

10. **PERFORMANCE OF RATE(S) OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND OTHER INFORMATION CONCERNING THE UNDERLYING** (*Dual Currency Notes only*)

Not Applicable

11. **PERFORMANCE OF EQUITY/EQUITIES/REFERENCE FUND/FUNDS, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE EQUITY/EQUITIES/REFERENCE FUND/FUNDS** (*Equity Linked Notes and Fund Linked Notes only*)

The Issuer does not intend to provide post-issuance information.

12. **INFORMATION IN RELATION TO THE REFERENCE ENTITY, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE REFERENCE ENTITY** (*Credit Linked Notes only*)

Not Applicable

13. **OPERATIONAL INFORMATION**

(a)	ISIN:	XS0524600425
(b)	Common Code:	52460042
(c)	The Depository Trust Company:	Not Applicable
(d)	Any clearing system(s) other than	Not Applicable

	DTC, Euroclear Bank S.A./N.V. and Clearstream Banking société anonyme and the relevant identification number(s):	
(e)	Delivery:	Delivery against payment
(f)	Names (and addresses) of additional (Paying/Delivery) Agent(s) (if any):	Not Applicable
(g)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International)):	Crédit Agricole Corporate and Investment Bank 9 quai du Président Paul Doumer 92920 Paris la Défense Cedex France

EXECUTION COPY

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

EUR 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2234A
TRANCHE NO: 3
EUR 150,000,000 Floating Rate Notes 2010 due 17 June 2013 (the "Notes") (to be consolidated and form a single series with the EUR 1,000,000,000 Floating Rate Notes 2010 due 17 June 2013 issued on 17 June 2010 and the EUR 100,000,000 Floating Rate Notes 2010 due 17 June 2013 issued on 7 July 2010)

Issue Price: 100.013 per cent. (plus EUR 122,187.50 accrued interest from and including 17 June 2010 to but excluding 12 July 2010)

BNP PARIBAS **Credit Suisse** **Rabobank International**

The date of these Final Terms is 8 July 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 6 May 2010 (the 'Offering Circular') which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the Notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2234A
	(ii)	Tranche Number:	3
	(If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible.)		To be consolidated and form a single series on the Issue Date with the EUR 1,000,000,000 Floating Rate Notes 2010 due 17 June 2013 issued on 17 June 2010 and the EUR 100,000,000 Floating Rate Notes 2010 due 17 June 2013 issued on 7 July 2010
3	Specified Currency or Currencies:		Euro ("**EUR**")
4	Aggregate nominal amount:		
	(i)	Series:	EUR 1,250,000,000
	(ii)	Tranche:	EUR 150,000,000
5	Issue Price:		100.013 per cent. of the aggregate nominal amount plus EUR 122,187.50 accrued interest from and including 17 June 2010 to but excluding the Issue Date
6	(i)	Specified Denominations:	EUR 1,000
	(ii)	Calculation Amount:	EUR 1,000
7	(i)	Issue Date:	12 July 2010

	(ii)	Interest Commencement Date (if different from the Issue Date):	17 June 2010
8	Maturity Date:		Specified Interest Payment Date falling in or nearest to June 2013
9	Domestic Note (if Domestic Note, there will be no gross-up for withholding tax):		No
10	Interest Basis:		3-month Euribor + 0.45 per cent. Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Not Applicable
17	**Floating Rate Note Provisions**		Applicable
	(i)	Interest Period(s):	Subject as provided below, each period from and including a Specified Interest Payment Date to but excluding the next subsequent Specified Interest Payment Date, save for the first Interest Period which shall be the period from and including 17 June 2010 to but excluding the first Specified Interest Payment Date.
	(ii)	Specified Interest Payment Dates:	17 June, 17 September, 17 December and 17 March in each year commencing on 17 September 2010 and ending on the Maturity Date, subject in each case to adjustment in accordance with the Business Day Convention Specified below.
	(iii)	Business Day Convention:	Modified Following Business Day Convention
	(iv)	Business Centre(s) (Condition 1(*a*)):	TARGET
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi)	Interest Period Date(s):	Not Applicable

(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s):	Calculation Agent
(viii)	Screen Rate Determination (Condition 1(*a*)):	Applicable
	– Reference Rate:	3-month Euribor
	– Interest Determination Date:	Two TARGET Business Days prior to the first day in each Interest Period
	– Relevant Screen Page:	Reuters EURIBOR01
(ix)	ISDA Determination (Condition 1(*a*)):	Not Applicable
(x)	Margin(s):	+ 0.45 per cent. per annum
(xi)	Minimum Rate of Interest:	Not Applicable
(xii)	Maximum Rate of Interest:	Not Applicable
(xiii)	Day Count Fraction (Condition 1(*a*)):	Actual/360 adjusted
(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked**	EUR 1,000 per Calculation Amount

	Redemption Notes and Index Linked Redemption Notes) of each Note	
25	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	No
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
	New Global Notes:	Yes
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	Not Applicable
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of	**BNP PARIBAS** 10 Harewood Avenue

	Managers:	London NW1 6AA United Kingdom **Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe London EC4V 3RL United Kingdom **Credit Suisse Securities (Europe) Limited** One Cabot Square London E14 4QJ United Kingdom
	(ii) Stabilising Manager(s) (if any):	Not Applicable
	(iii) Managers' Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer	Not Applicable
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(*a*):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
43	In the case of Notes listed on Euronext Amsterdam:	Applicable
	(i) Numbering and letters:	Not Applicable
	(ii) Amsterdam Listing Agent:	Rabobank Nederland or Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)
	(iii) Amsterdam Paying Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the EUR 125,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: 

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Euronext Amsterdam
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Euronext, Amsterdam with effect from the Issue Date. The Notes are to be consolidated and form a single series with the EUR 1,000,000,000 Floating Rate Notes 2010 due 17 June 2013 issued on 17 June 2010 and the EUR 100,000,000 Floating Rate Notes 2010 due 17 June 2013 issued on 7 July 2010 which are listed on Euronext, Amsterdam.
(iii)	Estimate of total expenses related to admission to trading:	EUR 912.50

2 Ratings

Rating: The Notes to be issued have been rated:

S&P: AAA

Moody's: Aaa

Fitch Ratings Ltd: AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Finanzmarktaufsicht* (FMA) in Austria, the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Finanstilsynet* in Denmark, *Finanssivalvonta (Fiva)* in Finland, *Autorité des marchés financiers (AMF)* in France, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Epitroph Kefalaiagoras* in Greece, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Commission de Surveillance du Secteur Financier (CSSF)* in Luxembourg, *Kredittilsynet* in Norway, *Comissão do Mercado de Valores Mobiliários (CMVM)* in Portugal, *Comisia Natională a Valorilor Mobiliare* in Romania, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Finansinspektionen* in Sweden and the Financial Services Authority (FSA) in the United Kingdom with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking Business
(ii)	Estimated net proceeds	EUR 150,141,687.50
(iii)	Estimated total expenses:	None

6 Yield *(Fixed Rate Notes Only)*

Not Applicable

7 Historic interest rates *(Floating Rate Notes only)*

Details of historic Euribor rates can be obtained from Bloomberg

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying (*Index-Linked Notes only*)

Not Applicable

9 Performance of rates of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	Yes Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.
(ii)	ISIN:	XS0518422513
(iii)	Common Code:	051842251
(iv)	German WKN-code:	Not Applicable

(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s):	Deutsche Bank AG, London Branch, Winchester House, 1 Great Winchester Street, London EC2N 2DB, United Kingdom

12 General — Applicable

(i)	Time period during which the offer is open:	30 days from 12 July 2010
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Investors will be notified of their allocations of Notes and the settlement arrangements in respect thereof. The Notes will be issued on the Issue Date against payment to the Issuer of the net subscription moneys.
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

EUR 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2252A
TRANCHE NO: 1
USD 30,000,000 Zero Coupon Callable Notes 2010 due 12 July 2040 (the "Notes")

Issue Price: 100.00 per cent.

DZ BANK AG Deutsche Genossenschafts-Zentralbank, Frankfurt am Main

The date of these Final Terms is July 8, 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 6 May 2010 (the 'Offering Circular') which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2252A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		U.S. Dollars ("USD")
4	Aggregate nominal amount:		
	(i)	Series:	USD 30,000,000
	(ii)	Tranche:	USD 30,000,000
5	Issue Price:		100.00 per cent. of the aggregate nominal amount
6	(i)	Specified Denominations:	USD 100,000
	(ii)	Calculation Amount:	USD 100,000
7	(i)	Issue Date:	12 July 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		12 July 2040
9	Domestic Note (if Domestic Note, there will be no gross-up for withholding tax):		No
10	Interest Basis:		Zero Coupon
11	Redemption/Payment Basis:		The Final Redemption Amount shall be determined as provided below.
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Issuer Call
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Not Applicable
17	**Floating Rate Note Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Applicable
	(i)	Amortisation Yield (Condition 7(*b*)):	5.50 per cent. per annum

(ii) Day Count Fraction (Condition 1(*a*)): 30/360, unadjusted

(iii) Any other formula/basis of determining amount payable: Not Applicable

19 Index Linked Interest Note Provisions Not Applicable

20 Equity Linked Interest Note Provisions Not Applicable

21 Dual Currency Note Provisions Not Applicable

PROVISIONS RELATING TO REDEMPTION

22 Call Option Applicable

(i) Optional Redemption Date(s): The Issuer has the right to call the Notes on the Optional Redemption Dates mentioned in the schedule below, subject, in each case, to adjustment in accordance with the Modified Following Business Day Convention

(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):

Optional Redemption Date	Optional Redemption Amount expressed as a Percentage of the Calculation Amount (%)	Optional Redemption Amount per Calculation Amount (USD)
12 July 2011	105.50000000	105,500.00
12 July 2014	123.88246506	123,882.47
12 July 2017	145.46791611	145,467.92
12 July 2020	170.81444584	170,814.45
12 July 2023	200.57738975	200,577.39
12 July 2026	235.52626993	235,526.27
12 July 2029	276.56469105	276,564.69
12 July 2032	324.75370310	324,753.70
12 July 2035	381.33923486	381,339.23
12 July 2038	447.78430749	447,784.31

	(iii)	If redeemable in part:	
		Minimum Redemption Amount:	Not Applicable
		Maximum Redemption Amount:	Not Applicable
	(iv)	Notice period:	The Issuer shall give notice of its intention to redeem the Notes not less than five (5) Business Days prior to the relevant Optional Redemption Date
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**		USD 498,395.13 per Calculation Amount
25	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**		Not Applicable
26	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*) or (f) in the case of Equity	As set out in the Conditions

	Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
		temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	Yes
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London, New York, Frankfurt
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable

35	Other terms or special conditions:		Not Applicable

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Manager's/Dealer's Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:		DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main Platz der Republik 60265 Frankfurt am Main Germany
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(*a*):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.813334, producing a sum of (for Notes not denominated in Euro):	Euro 24,400,020
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the EUR 125,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised



PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from July 12, 2010.
(iii)	Estimate of total expenses related to admission to trading:	Euro 6,700

2 Ratings

Rating:

The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd.:	AA+

As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk.

As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided - *Commission de Surveillance du Secteur Financier (CSSF)* in Luxembourg with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	Yes Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.
(ii)	ISIN:	XS0523107174
(iii)	Common Code:	052310717
(iv)	German WKN-code:	A1AYT5
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s):	Not Applicable

6 General

Not Applicable

FINAL TERMS

COOPERATIVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the laws of the Netherlands with its statutory seat inAmsterdam)

EUR 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO:
2254A
TRANCHE NO: 1

USD 30,000,000 Callable Zero Coupon Notes 2010 due 12 July 2040 (the "Notes")

Issue Price: 100.00 per cent.

Citi

The date of these Final Terms is 8 July 2010

PART A - CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 6 May 2010 (the 'Offering Circular') which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number: (ii) Tranche Number:	2254A 1
3	Specified Currency or Currencies:	United States Dollars ("USD")
4	Aggregate nominal amount: (i) Series: (ii) Tranche:	 USD 30,000,000 USD 30,000,000
5	Issue Price:	100.00 per cent, of the aggregate nominal amount
6	(i) Specified Denominations: (ii) Calculation Amount:	USD 1,000,000 USD 1,000,000
7	(i) Issue Date: (ii) Interest Commencement Date (if different from the Issue Date):	12 July 2010 Not Applicable
8	Maturity Date:	12 July 2040
9	Domestic Note (if Domestic Note, there will be no gross-up for withholding tax):	No
10	Interest Basis:	Zero Coupon(further particulars specified below)
11	Redemption/Payment Basis:	505.530228 per cent. of the aggregate nominal amount at the Maturity Date
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Issuer Call

(further particulars specified below)

14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15		Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16		**Fixed Rate Note Provisions**	Not Applicable
17		**Floating Rate Note Provisions**	Not Applicable
18		**Zero Coupon Note Provisions**	Applicable
	(i)	Amortisation Yield (Condition 7(b)):	5.55 per cent. per annum
	(ii)	Day Count Fraction (Condition 1(a)):	30/360 unadjusted
	(iii)	Any other formula/basis of determining amount payable:	Not Applicable
19		**Index Linked Interest Note Provisions**	Not Applicable
20		**Equity Linked Interest Note Provisions**	Not Applicable
21		**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22		**Call Option**	Applicable
	(i)	Optional Redemption Date(s):	The Issuer has the right to call the Notes in every fifth year, from and including 12 July 2011 to and including 12 July 2036
	(ii)	Optional Redemption Amount(s) each Note and method, if any, of calculation of such amount(s):	The relevant Optional Redemption Amount shall be pro rated by the Calculation Agent, taking into account the holding of each Noteholder and shall be paid as follows:

Optional Redemption Date	Optional Redemption Amount expresses as a Percentage of the Calculation Amount	Optional Redemption Amount per Calculation Amount (USD)
12 July 2011	105.550000%	1,055,500.00
12 July 2016	138.276834%	1,382,768.34
12 July 2021	181.150949%	1,811,509.49
12 July 2026	237.318613%	2,373,186.13
12 July 2031	310.901624%	3,109,016.24
12 July 2036	407.299783%	4,072,997.83

(iii)	If redeemable in part:	
	Minimum Redemption Amount:	Not Applicable
	Maximum Redemption Amount:	Not Applicable
(iv)	Notice period:	The Issuer shall give notice of its intention to redeem the Notes not less than five (5) Business

		Days prior to the relevant Optional Redemption Date
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	USD 5,055,302.28 per Calculation Amount
25	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(j)) or (c) for taxation reasons (Condition 7(c)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition *7(g)* or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition *7(h))* or (f)) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) Condition 7(*i*)):	As set out in Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	No
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London and New York
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers'/Dealer's Commission:	Not Applicable
37		If non-syndicated, name and address of Dealer:	Citigroup Global Markets Limited Citigroup Centre Canada Square Canary Wharf London E14 5LB United Kingdom
38		Applicable TEFRA exemption:	D Rules
39		Additional selling restrictions:	Not Applicable
40		Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.81333, producing a sum of (for Notes not denominated in Euro):	Euro 24,400,020
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the EUR 125,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:
By:
Duly authorised



PART B - OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 12 July 2010
(iii)	Estimate of total expenses related to admission to trading:	EUR 6,700

2 Ratings

Rating:

The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided the *Commission de surveillance du secteur financier* in Luxembourg, with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Operational information

(i) Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii) ISIN:	XS0523105632
(iii) Common Code:	052310563
(iv) German WKN-code:	Not Applicable
(v) Private Placement number:	Not Applicable
(vi) Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(i) The Depository Trust Company	Not Applicable
(vii) Delivery:	Delivery against payment
(viii) Names and addresses of additional Paying/Delivery Agent(s) (if any):	Not Applicable

(ix) Names (and addresses) of Calculation Agent(s):	Deutsche Bank AG, London Branch, Winchester House, 1 Great Winchester Street London EC2N 2DB, United Kingdom

Final Terms

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)**
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH**
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH**
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

EUR 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

**SERIES NO: 2133A
TRANCHE NO: 8**

AUD 50,000,000 6.00 per cent. Fixed Rate Notes 2010 due 15 January 2013 (the "Notes")

(to be consolidated and form a single series with the AUD 200,000,000 6.00 per cent. Fixed Rate Notes 2009 due 15 January 2013 issued on 8 December 2009, the AUD 50,000,000 6.00 per cent. Fixed Rate Notes 2010 due 15 January 2013 issued on 11 January 2010, the AUD 100,000,000 6.00 per cent. Fixed Rate Notes 2010 due 15 January 2013 issued on 5 February 2010, the AUD 50,000,000 6.00 per cent. Fixed Rate Notes 2010 due 15 January 2013 issued on 10 March 2010 and the AUD 50,000,000 6.00 per cent. Fixed Rate Notes 2010 due 15 January 2013 issued on 30 March 2010, the AUD 50,000,000 6.00 per cent. Fixed Rate Notes 2010 due 15 January 2013 issued on 4 May 2010 and the AUD 50,000,000 6.00 per cent. Fixed Rate Notes 2010 due 15 January 2013 issued on 7 June 2010) (the "Original Notes")

Issue Price: 101.9375 per cent. plus 216 days' accrued interest from and including 8 December 2009 to but excluding 12 July 2010

TD Securities **Rabobank International**

The date of these Final Terms is 8 July 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions contained in the Agency Agreement dated 8 May 2009 and set forth in the Offering Circular dated 8 May 2009 (the 'Conditions'), which are incorporated by reference in the Offering Circular dated 6 May 2010. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive') and must be read in conjunction with the Offering Circular dated the 6 May 2010, which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms, the Offering Circular dated 6 May 2010 and the Conditions. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular dated 6 May 2010 and the Conditions. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular dated 6 May 2010 and the Conditions, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
2	(i)	Series Number:	2133A
	(ii)	Tranche Number:	8
			To be consolidated and form a single series with the Original Notes on the Issue Date
3	Specified Currency or Currencies:		Australian Dollars ("**AUD**")
4	Aggregate nominal amount:		
	(i)	Series:	AUD 600,000,000
	(ii)	Tranche:	AUD 50,000,000
5	Issue Price:		101.9375 per cent. of the aggregate nominal amount plus 216 days' accrued interest from and including 8 December 2009 to but excluding 12 July 2010
6	(i)	Specified Denominations:	AUD 1,000 and integral multiples thereof
	(ii)	Calculation Amount:	AUD 1,000
7	(i)	Issue Date:	12 July 2010

	(ii)	Interest Commencement Date (if different from the Issue Date):	8 December 2009
8	Maturity Date:		15 January 2013
9	Domestic Note (if Domestic Note, there will be no gross-up for withholding tax):		No
10	Interest Basis:		6.00 per cent. Fixed Rate (Further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	6.00 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	15 January in each year, commencing on 15 January 2011
	(iii)	Fixed Coupon Amount(s):	AUD 60.00 per Calculation Amount
	(iv)	Broken Amount:	AUD 66.25 per Calculation Amount in respect of the period from, and including 8 December 2009 to, but excluding, 15 January 2011
	(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual (ICMA), unadjusted
	(vi)	Determination Date(s) (Condition 1(*a*)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Note Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable

20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	AUD 1,000 per Calculation Amount
25	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London and Sydney
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i) If syndicated, names	**The Toronto-Dominion Bank**

		and addresses of Managers:	60 Threadneedle Street London EC2R 8AP United Kingdom **Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe London EC4V 3RL United Kingdom
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	1.1875 per cent. selling commission 0.1875 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:		Not Applicable
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14*(a)*:	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.614525, producing a sum of (for Notes not denominated in Euro):	Euro 30,726,250
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the EUR 125,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised



PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from the Issue Date. The Notes are to be consolidated and form a single series with the Original Notes issued on 30 March 2010 which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	Euro 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Finanzmarktaufsicht* (FMA) in Austria, the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Finanstilsynet* in Denmark, *Finanssivalvonta (Fiva)* in Finland, *Autorité des marchés financiers (AMF)* in France, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Epitroph Kefalaiagoras* in Greece, Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Commission de Surveillance du Secteur Financier (CSSF)* in Luxembourg, *Kredittilsynet* in Norway, *Comissão do Mercado de Valores Mobiliários (CMVM)* in Portugal, *Comisia Natională a Valorilor Mobiliare (CNVM)* in Romania, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Finansinspektionen* in Sweden and the Financial Services Authority (FSA) in the United Kingdom with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	AUD 52,026,592.47 (including 216 days' accrued interest)
(iii)	Estimated total expenses:	AUD 717,500 (comprising a combined management selling and underwriting commission of AUD 687,500 and Managers' expenses of AUD 30,000)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	5.135 per cent. per annum
	The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying (*Index-Linked Notes only*)

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN:	XS0469009285
(iii)	Common Code:	046900928
(iv)	German WKN-code:	A1AP78
(v)	Valoren Code:	CH10751512
(vi)	Private Placement number:	Not Applicable

(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional Paying/Delivery Agent(s) (if any):	Not Applicable
(x)	Names (and addresses) of Calculation Agent(s):	Deutsche Bank AG, London Branch, Winchester House, 1 Great Winchester Street, London EC2N 2DB, United Kingdom

12 General Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2250
TRANCHE NO: 1
CHF 200,000,000 Floating Rate Notes 2010 due 16 July 2012 (the "Notes")

Issue Price: 100.05 per cent.

BNP Paribas (Suisse) SA **Bank Sarasin & Co. Ltd**

The date of these Final Terms is 14 July 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 6 May 2010 (the "**Offering Circular**"), which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

In conjunction with the issue of, and the admission to trading of, the Notes on SIX Swiss Exchange, a listing prospectus has been prepared dated 14 July 2010 (the "**Listing Prospectus**") by Rabobank Nederland.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2250
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Swiss Francs ("**CHF**")
4	Aggregate nominal amount:		
	(i)	Series:	CHF 200,000,000
	(ii)	Tranche:	CHF 200,000,000
5	Issue Price:		100.05 per cent. of the aggregate nominal amount
6	(i)	Specified Denominations:	CHF 5,000 and integral multiples thereof
	(ii)	Calculation Amount:	CHF 5,000
7	(i)	Issue Date:	16 July 2010
	(ii)	Interest Commencement Date	Not Applicable

(if different from the Issue Date):

8	Maturity Date:	Specified Interest Payment Date falling in or nearest to 16 July 2012
9	Domestic Note (if Domestic Note, there will be no gross-up for withholding tax):	No
10	Interest Basis:	3 months CHF Libor + 0.17 per cent. Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Provisions**	Applicable
	(i) Interest Period(s):	The period beginning on (and including) the Issue Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) any Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date.
	(ii) Specified Interest Payment Dates:	Quarterly on 16 January, 16 April, 16 July and 16 October in each year, commencing on 16 October 2010 and ending on the Maturity Date.
	(iii) Business Day Convention:	Modified Following Business Day Convention
	(iv) Business Centre(s) (Condition 1(*a*)):	TARGET and Zurich
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi) Interest Period Date(s):	Not Applicable
	(vii) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s):	BNP Paribas (Suisse) SA

(viii)	Screen Rate Determination (Condition 1(*a*)):	Applicable
-	Reference Rate:	3-months CHF Libor
-	Interest Determination Date:	Two (2) Business Days in London prior to each Interest Period
-	Relevant Screen Page:	Reuters page LIBOR02 (or its equivalent for the time being)
(ix)	ISDA Determination (Condition 1(*a*)):	Not Applicable
(x)	Margin(s):	+0.17 per cent. per annum
(xi)	Minimum Rate of Interest:	Not Applicable
(xii)	Maximum Rate of Interest:	Not Applicable
(xiii)	Day Count Fraction (Condition 1(*a*)):	Actual/360, adjusted
(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	CHF 5,000 per Calculation Amount
25	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	

(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	No
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes The Notes will be represented by a Permanent Global Note (the "**Permanent Global Note**") substantially in the form attached to the supplemental agency agreement dated 14 July 2010 (the "**Supplemental Agency Agreement**") between the Issuer, BNP Paribas (Suisse) S.A. in its capacity as the issuing and principal Swiss paying agent (the "**Issuing and Principal Swiss Paying Agent**") and others.
	New Global Notes:	No

For the purpose of this Series only, Condition 2 shall be amended and supplemented as follows:

"The Notes and all rights in connection therewith are documented in the form of a Permanent Global Note which shall be deposited by the Issuing and Principal Swiss Paying Agent with SIX SIS AG, the Swiss Securities Services Corporation located in Olten, Switzerland or any other intermediary in Switzerland recognized for such purposes by SIX Swiss Exchange Ltd (SIX SIS Ltd or any such other intermediary, the "**Intermediary**"). Once the Permanent Global Note is deposited with the Intermediary and entered into the accounts of one or more participants of the Intermediary, the Notes will constitute intermediated securities (*Bucheffekten*) ("**Intermediated Securities**") in accordance with the provisions of the Swiss Federal Intermediated Securities Act (*Bucheffektengesetz*).

Each Holder (as defined below) shall have a quotal co-ownership interest (*Miteigentumsanteil*) in the Permanent Global Note to the extent of his claim against the Issuer, provided that for so long as the Permanent Global Note remains deposited with the Intermediary the co-ownership interest shall be suspended and the Notes may only be transferred or otherwise disposed of in accordance with the provisions of the Swiss Federal Intermediated Securities Act, i.e., by the entry of the transferred Notes in a securities account of the transferee.

The records of the Intermediary will determine the number of Notes held through each participant in that Intermediary. In respect of the Notes held in the form of Intermediated Securities, the holders of the Notes (the "**Holders**") will be the persons holding the Bonds in a securities account in their own name and for their own account.

Neither the Issuer nor the Holders shall at any time have the right to effect or demand the conversion of the Permanent Global Note into, or the delivery of, uncertificated securities (*Wertrechte*) or Definitive Notes (*Wertpapiere*). No physical delivery of the Notes shall be made unless and until Definitive Notes are printed in bearer form at the expense of the Issuer. Notes may only be printed, in whole, but not in part, if the Issuing and Principal

		Swiss Paying Agent (i) determines that the presentation of Definitive Notes is required by Swiss or other applicable laws and regulations in connection with the enforcement of rights or (ii) deems the printing and delivery of Definitive Notes to be useful or desirable for any other reason. Should the Issuing and Principal Swiss Paying Agent so determine, it shall provide for the printing of Definitive Notes without cost to the Holders. Upon delivery of the Definitive Notes, the Permanent Global Note will immediately be cancelled by the Issuing and Principal Swiss Paying Agent and the Definitive Notes shall be delivered to the Holders against cancellation of the Notes in the Holders' securities accounts."
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	TARGET and Zurich
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	
	(i) Payments:	Payments of principal and interest in respect of the Notes (denominated in Swiss Francs) will be made irrespective of any present or future transfer restrictions and without regard to any bilateral or multilateral payment or clearing agreement which may be applicable at the time of such payments in freely disposable Swiss Francs without

		collection costs in Switzerland and without any restrictions and irrespective of nationality, domicile or residence of a Noteholder or Couponholder and without requiring any certification, affidavit or the fulfilment of any other formality. The receipt by the Issuing and Principal Swiss Paying Agent of the due and punctual payment of the funds in Swiss Francs in Geneva releases the Issuer from its obligation under the Notes and Coupons for the payment of interest and principal due on the respective payment dates to the extent of such payment. Condition 10(a) shall be construed accordingly.
(ii)	Paying Agents:	In respect of the Notes (denominated in Swiss Francs), the Issuer will at all times maintain a Paying Agent having a specified office in Switzerland and will at no time maintain a Paying Agent having a specified office outside Switzerland in relation to such Notes. Condition 10(e) shall be construed accordingly.
(iii)	Notices:	So long as the Notes are listed on SIX Swiss Exchange and so long as the rules of SIX Swiss Exchange so require, all notices in respect of the Notes will be validly given through the Issuing and Principal Swiss Paying Agent (i) by means of electronic publication on the internet website of SIX Swiss Exchange (www.six-swiss-exchange.com/marketpulse/news/official_notices_en.html), or (ii) otherwise in accordance with the regulations of SIX Swiss Exchange. Condition 17 shall be construed accordingly.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**Joint-Lead Managers** BNP Paribas (Suisse) SA 2, place de Hollande 1204 Geneva Switzerland

		Bank Sarasin & Co. Ltd Elizabethenstrasse 62 CH-4051 Basel Switzerland
	(ii) Stabilising Manager(s) (if any):	Not Applicable
	(iii) Managers' Commission:	The Joint-Lead Managers will receive a combined management and underwriting commission of 0.15 per cent. for account of the Managers
37	If non-syndicated, name and address of Dealer:	Not Applicable
38	Applicable TEFRA exemption:	D Rules applicable in accordance with usual Swiss practice
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(*a*):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate 1.374, producing a sum of (for Notes not denominated in Euro):	Euro 145,878,920.50
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 125,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised



PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	SIX Swiss Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be provisionally admitted to trading on SIX Swiss Exchange with effect from 14 July 2010 until 12 July 2012.
(iii)	Estimate of total expenses related to admission to trading:	CHF 9,000

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's, an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Finanzmarktaufsicht* (FMA) in Austria, the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Finanstilsynet* in Denmark, *Finanssivalvonta (Fiva)* in Finland, *Autorité des marchés financiers (AMF)* in France, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Epitroph Kefalaiagoras* in Greece, Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Commission de Surveillance du Secteur Financier (CSSF)* in Luxembourg, *Kredittilsynet* in Norway, *Comissão do Mercado de Valores Mobiliários (CMVM)* in Portugal, *Comisia Nationalã a Valorilor Mobiliare (CNVM)* in Romania, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Finansinspektionen* in Sweden and the Financial Services Authority (FSA) in the United Kingdom with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular and the Listing Prospectus so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds:	CHF 199,750,000
(iii)	Estimated total expenses:	CHF 275,000 (comprising CHF 50,000 Joint Lead Managers' expenses and CHF 225,000 combined management and underwriting commission.)

6 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

7 Historic interest rates *(Floating Rate Notes only)*

Details of how historic LIBOR rate can be obtained.

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	CH0114525840
(iii)	Common Code:	052028337

(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	SIX SIS AG, the Swiss Securities Services Corporation in Olten, Switzerland Swiss Security Number: 11.452.584
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	BNP Paribas (Suisse) SA, 2, place de Hollande, 1204 Geneva, Switzerland, shall act as issuing and principal paying agent in Switzerland (the "**Issuing and Principal Swiss Paying Agent**") in respect of the Notes. All references in the Terms and Conditions of the Notes to the Fiscal Agent shall be deemed to be references to the Issuing and Principal Swiss Paying Agent.
(ix)	Names (and addresses) of Calculation Agent(s):	BNP Paribas (Suisse) SA, 2, place de Hollande, 1204 Geneva, Switzerland

12 General Not Applicable

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

EUR 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2259A
TRANCHE NO: 1
GBP 500,000,000 Floating Rate Notes 2010 due 20 July 2011 (the "Notes")

Issue Price: 100 per cent.

Rabobank International

The date of these Final Terms is 16 July 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 6 May 2010 (the 'Offering Circular') which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the Notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2259A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Sterling ("**GBP**")
4	Aggregate nominal amount:		
	(i)	Series:	GBP 500,000,000
	(ii)	Tranche:	GBP 500,000,000
5	Issue Price:		100 per cent. of the aggregate nominal amount
6	(i)	Specified Denominations:	GBP 50,000
	(ii)	Calculation Amount:	GBP 50,000
7	(i)	Issue Date:	20 July 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		Specified Interest Payment Date falling in or nearest to 20 July 2011
9	Domestic Note (if Domestic Note, there will be no gross-up for withholding tax):		No
10	Interest Basis:		3-month GBP LIBOR + 0.15 per cent. Floating

		Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Note Provisions**	Applicable
	(i) Interest Period(s):	Subject as provided below, each period from and including a Specified Interest Payment Date to but excluding the next subsequent Specified Interest Payment Date, save for the first Interest Period which shall be the period from and including the Issue Date to but excluding the first Specified Interest Payment Date.
	(ii) Specified Interest Payment Dates:	20 October, 20 January, 20 April and 20 July in each year commencing on 20 October 2010 and ending on the Maturity Date, subject in each case to adjustment in accordance with the Business Day Convention specified below.
	(iii) Business Day Convention:	Modified Following Business Day Convention
	(iv) Business Centre(s) (Condition 1(*a*)):	London
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi) Interest Period Date(s):	Not Applicable
	(vii) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s):	Calculation Agent
	(viii) Screen Rate Determination (Condition 1(*a*)):	Applicable
	– Reference Rate:	3-month GBP LIBOR
	– Interest Determination Date:	The first day in each Interest Period
	– Relevant Screen Page:	Reuters LIBOR01
	(ix) ISDA Determination (Condition	Not Applicable

		1(*a*)):	
	(x)	Margin(s):	+ 0.15 per cent. per annum
	(xi)	Minimum Rate of Interest:	Not Applicable
	(xii)	Maximum Rate of Interest:	Not Applicable
	(xiii)	Day Count Fraction (Condition 1(*a*)):	Actual/365, adjusted
	(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**		GBP 50,000 per Calculation Amount
25	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**		Not Applicable
26	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b)	As set out in the Conditions

	for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	No
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
	New Global Notes:	Yes
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	Not Applicable
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer	Not Applicable

	to forfeit the Notes and interest due on late payment:	
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	Not Applicable
37		If non-syndicated, name and address of Dealer	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International), London Branch, Thames Court, One Queenhithe, London EC4V 3RL, United Kingdom If the sole Dealer in respect of Notes issued by Rabobank Nederland is Rabobank International, Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland.
38		Applicable TEFRA exemption:	D Rules
39		Additional selling restrictions:	Not Applicable
40		Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(*a*):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 1.20, producing a sum of (for Notes not denominated in Euro):	Euro 600,000,000
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the EUR 125,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:



By: ....

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from, at the earliest, the Issue Date
(iii)	Estimate of total expenses related to admission to trading:	Euro 970

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

4 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	Yes Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.

(ii)	ISIN:	XS0527900855
(iii)	Common Code:	052790085
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s):	Deutsche Bank AG, London Branch, Winchester House, 1 Great Winchester Street, London EC2N 2DB, United Kingdom

5 General Not Applicable

RECEIVED
2010 AUG 10 P 2:41

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

EUR 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2260A
TRANCHE NO: 1
EUR 199,000,000 Floating Rate Notes 2010 due 19 July 2011 (the "Notes")

Issue Price: 100 per cent.

Rabobank International

The date of these Final Terms is 16 July 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 6 May 2010 (the 'Offering Circular') which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the Notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2260A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("**EUR**")
4	Aggregate nominal amount:		
	(i)	Series:	EUR 199,000,000
	(ii)	Tranche:	EUR 199,000,000
5	Issue Price:		100 per cent. of the aggregate nominal amount
6	(i)	Specified Denominations:	EUR 50,000
	(ii)	Calculation Amount:	EUR 50,000
7	(i)	Issue Date:	19 July 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		Specified Interest Payment Date falling in or nearest to 19 July 2011
9	Domestic Note (if Domestic Note, there will be no gross-up for withholding tax):		No
10	Interest Basis:		3-month EURIBOR + 0.10 per cent. Floating

		Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Note Provisions**	Applicable
	(i) Interest Period(s):	Subject as provided below, each period from and including a Specified Interest Payment Date to but excluding the next subsequent Specified Interest Payment Date, save for the first Interest Period which shall be the period from and including the Issue Date to but excluding the first Specified Interest Payment Date.
	(ii) Specified Interest Payment Dates:	19 October, 19 January, 19 April and 19 July in each year commencing on 19 October 2010 and ending on the Maturity Date, subject in each case to adjustment in accordance with the Business Day Convention specified below.
	(iii) Business Day Convention:	Modified Following Business Day Convention
	(iv) Business Centre(s) (Condition 1(*a*)):	TARGET
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi) Interest Period Date(s):	Not Applicable
	(vii) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s):	Calculation Agent
	(viii) Screen Rate Determination (Condition 1(*a*)):	Applicable
	– Reference Rate:	3-month EURIBOR
	– Interest Determination Date:	Two TARGET Business Days prior to the first day in each Interest Period
	– Relevant Screen Page:	Reuters EURIBOR01
	(ix) ISDA Determination (Condition	Not Applicable

		1(*a*)):	
	(x)	Margin(s):	+ 0.10 per cent. per annum
	(xi)	Minimum Rate of Interest:	Not Applicable
	(xii)	Maximum Rate of Interest:	Not Applicable
	(xiii)	Day Count Fraction (Condition 1(*a*)):	Actual/360, adjusted
	(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**		EUR 50,000 per Calculation Amount
25	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**		Not Applicable
26	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b)	As set out in the Conditions

	for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	No
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
	New Global Notes:	Yes
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	Not Applicable
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer	Not Applicable

	to forfeit the Notes and interest due on late payment:	
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	Not Applicable
	(ii) Stabilising Manager(s) (if any):	Not Applicable
	(iii) Managers' Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International) London Branch, Thames Court, One Queenhithe, London EC4V 3RL, United Kingdom If the sole Dealer in respect of Notes issued by Rabobank Nederland is Rabobank International, Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland.
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(*a*):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the EUR 125,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from, at the earliest, the Issue Date
(iii)	Estimate of total expenses related to admission to trading:	EUR 970

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

4 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	Yes Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.
(ii)	ISIN:	XS0527895089
(iii)	Common Code:	052789508

(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s):	Deutsche Bank AG, London Branch, Winchester House, 1 Great Winchester Street, London EC2N 2DB, United Kingdom

5 General — Not Applicable

FINAL TERMS

Date: 22 July 2010

RABOBANK STRUCTURED PRODUCTS

Issue of EUR 15,000,000 Equity Linked Notes due 27 July 2015 linked to the ordinary Shares of SANOFI-AVENTIS (the "Notes") pursuant to the EUR 10,000,000,000 Structured Medium Term Note Programme

IN NO CIRCUMSTANCES MAY THE NOTES BE REDEEMED BY THE ISSUER AT THE MATURITY DATE FOR LESS THAN THE PROTECTION AMOUNT, EXCEPT THAT IN THE EVENT OF INSOLVENCY OF THE ISSUER OR IN THE EVENT OF AN EARLY REDEMPTION PURSUANT TO TERMS AND CONDITIONS 5(b), 5(e), 5(h), 8(b) OR 14 THE NOTES MAY BE REDEEMED AT LESS THAN THE PROTECTION AMOUNT.

THE ISSUER HAS MADE NO INVESTIGATION INTO THE TREATMENT OF THE NOTES BY THE TAX AUTHORITIES OF ANY COUNTRY, INCLUDING THE UNITED STATES OF AMERICA. INVESTORS ARE STRONGLY ADVISED TO TAKE THEIR OWN TAX ADVICE.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions set forth in the Offering Circular dated 21 December 2009, which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Offering Circular is available for viewing during normal business hours and may be obtained at Rabobank International, Croeselaan 18, 3521 CB Utrecht, The Netherlands and www.rabobank.nl .

References herein to numbered conditions are to the Terms and Conditions of the Notes.

These Final Terms do not constitute an offer to sell or the solicitation of an offer to buy any Notes other than the Notes to which they relate or an offer to sell or the solicitation of an offer to buy Notes by any person in any circumstances in which such offer or solicitation is unlawful.

The distribution of these Final Terms and the offering, sale and delivery of the Notes in certain jurisdictions may be restricted by law. Persons into whose possession these Final Terms come are required by the Issuer to inform themselves about and to observe any such restrictions. For a further description of certain restrictions on the offering and sale of the Series, see "Subscription and Sale" in the Offering Circular as supplemented or amended by these Final Terms.

The information contained in these Final Terms does not constitute an investment recommendation.

The purchase of Notes may involve substantial risks and is suitable only for investors who have the knowledge and experience in financial and business matters necessary to enable them to evaluate the risks and the merits of an investment in the Notes. Before making an investment decision, prospective purchasers of Notes should consider carefully, in the light of their own financial circumstances and investment objectives, all the information set forth in these Final Terms and the Offering Circular, as supplemented from time to time.

1.	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Structured Products)
2.	(a)	Series Number:	4434
	(b)	Tranche Number:	1
3.	Specified Currency or Currencies:		Euro ("EUR")
4.	Aggregate nominal amount:		
	(a)	Series:	EUR 15,000,000
	(b)	Tranche:	EUR 15,000,000
5.	Issue Price of Tranche:		100 per cent.
6.	(a)	Specified Denominations:	EUR 50,000
	(b)	Calculation Amount:	EUR 50,000
7.	(a)	Issue Date:	26 July 2010
	(b)	Interest Commencement Date:	The Issue Date
8.	Maturity Date or Redemption Month:		27 July 2015
9.	Interest Basis:		- In respect of the years 1 to 4: 0.5 per cent. Fixed Rate. *(Further particulars specified below under item 15 of Part A)* - For the year 5: Equity Linked Interest *(Further particulars specified below under item 21 of Part A)*
10.	(a)	Redemption/Payment Basis:	Equity Linked Redemption *(Further particulars specified below under item 32 below)*
	(b)	Protection Amount:	Principal Protection
11.	Change of Interest Basis or Redemption/Payment Basis:		See item 9 of Part A above.
12.	Investor Put/Issuer Call/Obligatory Redemption:		Not Applicable
13.	(a)	Status of the Notes:	Senior and unsecured
	(b)	Domestic Note:	No

		(if Domestic Note, there will be no gross-up for withholding tax)	
	(c)	Date of approval for issuance of Notes:	Not Applicable
14.	Method of distribution:		Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

FIXED RATE NOTE PROVISIONS

15.	Fixed Rate Note Provisions:		Applicable
	(a)	Rate(s) of Interest:	0.5 per cent. payable on the Interest Payment Dates specified below.
	(b)	Interest Payment Date(s):	27 July 2011, 27 July 2012, 27 July 2013 and 27 July 2014
	(c)	Determination Date(s):	Not Applicable
	(d)	Business Day Convention:	Following Business Day Convention
	(e)	Additional Financial Centre(s):	Not Applicable
	(f)	Fixed Coupon Amount(s):	EUR 250 per Calculation Amount
	(g)	Broken Amount(s):	Not Applicable
	(h)	Day Count Fraction:	Not Applicable
	(i)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	None

FLOATING RATE NOTE PROVISIONS

16.	Floating Rate Note Provisions:	Not Applicable

ZERO COUPON NOTE PROVISIONS

17.	Zero Coupon Note Provisions:	Not Applicable

CURRENCY LINKED INTEREST NOTE PROVISIONS

18.	Currency Linked Interest Note Provisions:	Not Applicable

COMMODITY LINKED INTEREST NOTE PROVISIONS

19.	Commodity Linked Interest Note Provisions:	Not Applicable

INDEX LINKED INTEREST NOTE PROVISIONS

20.	Index Linked Interest Note Provisions:	Not Applicable

EQUITY LINKED INTEREST NOTE PROVISIONS

21.	Equity Linked Interest Note Provisions:		Applicable
	(a)	Whether the Notes relate to a single Equity or Basket of Equities and the identity of the relevant Equity Issuer(s) of the Equity/Equities:	Single Equity (i) Equity: Existing ordinary shares of the Equity Issuer (ii) Equity Issuer: Sanofi-Aventis (Bloomberg® code: SAN FP) (iii) ISIN/Common Code Equity : FR0000120578/052681464
	(b)	Partial Lookthrough Depository Receipt Provisions:	Not Applicable
	(c)	Full Lookthrough Depository Receipt Provisions:	Not Applicable
	(d)	Description of formula to be used to determine the Rate of Interest and/or Interest Amount:	The amount of interest payable in respect of each Note (the "Equity Linked Interest Amount") shall be determined by the Calculation Agent on the Valuation Date in accordance with the following provisions: 1. If the result of the product of (i) the Conversion Ratio multiplied by (ii) the Final Price is, in the determination of the Calculation Agent, equal to or lower than the Specified Denomination, then the Equity Linked Interest Amount shall be equal to 0.5 per cent. of Specified Denomination, i.e EUR 250; **OR** 2. If the result of the product of (i) the Conversion Ratio multiplied by (ii) the Final Price is, in the determination of the Calculation Agent, strictly higher than the Specified Denomination, then the Equity Linked Interest Amount shall be nil.

Where:

"Conversion Ratio" means 851.6709, i.e $\frac{\text{Specified Denomination}}{(100\% + \text{Conversion Premium}) \times \text{Initial Price}}$, as rounded to the fourth decimal

"Conversion Premium" is equal to 24.25 per cent.

"Initial Price" means EUR 47.25

"Final Price" means the Reference Price on the Valuation Date in EUR.

(e)	Provisions for determining the Rate of Interest and/or Interest Amount where calculation by reference to the Equity/Equities and/or formula is impossible or impracticable:	Condition 8(b) applies
(f)	Additional Disruption Events:	Applicable Change in Law Hedging Disruption Increased Cost of Hedging Insolvency Filing
(g)	Specified Period(s)/Specified Interest Payment Date(s):	The Maturity Date
(h)	Observation Period(s):	Not Applicable
(i)	Observation Date(s):	Not Applicable
(j)	Business Day Convention:	Following Business Day Convention
(k)	Additional Financial Centre(s):	Not Applicable
(l)	Minimum Rate of Interest:	0 per cent.
(m)	Maximum Rate of Interest:	0.5 per cent.
(n)	Day Count Fraction:	Not Applicable
(o)	Valuation Date(s)/Averaging Date(s):	13 July 2015
(p)	Valuation Time:	As set out in Condition 8(f)

(q)	Disrupted Day:	Applicable
(r)	Trade Date:	9 July 2010
(s)	Exchange(s):	Euronext Paris by NYSE Euronext
(t)	Related Exchange(s):	All Exchanges
(u)	Exchange Rate:	Not Applicable
(v)	Other terms or special conditions:	None

CREDIT LINKED INTEREST NOTE PROVISIONS

22.	Credit Linked Interest Note Provisions:	Not Applicable

FUND LINKED INTEREST NOTE PROVISIONS

23.	Fund Linked Interest Note Provisions:	Not Applicable

DUAL CURRENCY INTEREST NOTE PROVISIONS

24.	Dual Currency Interest Note Provisions:	Not Applicable

PROVISIONS RELATING TO OPTIONAL REDEMPTION AND FINAL REDEMPTION AMOUNT

25.	Issuer Call: (Condition 5(c))	Not Applicable
26.	Investor Put: (Condition 5(d))	Not Applicable
27.	Obligatory Redemption: (Condition 5(f))	Not Applicable
28.	Final Redemption Amount of each Note:	See item 32 of part A below

CURRENCY LINKED REDEMPTION NOTE PROVISIONS

29.	Currency Linked Redemption Notes:	Not Applicable

COMMODITY LINKED REDEMPTION NOTE PROVISIONS

30.	Commodity Linked Redemption Notes:	Not Applicable

INDEX LINKED REDEMPTION NOTE PROVISIONS

31.	Index Linked Redemption Notes:	Not Applicable

EQUITY LINKED REDEMPTION NOTE PROVISIONS

32.	Equity Linked Redemption Notes:	Applicable

(a)	Whether the Notes relate to a single Equity or a Basket of Equities and the identity of the relevant Equity Issuer(s) of the Equity/Equities):	See item 21(a) of Part A above
(b)	Partial Lookthrough Depository Receipt Provisions:	Not Applicable
(c)	Full Lookthrough Depository Receipt Provisions:	Not Applicable
(d)	Whether redemption of the Notes will be by (i) Cash Settlement or (ii) Physical Delivery or (iii) Cash Settlement and/or Physical Delivery:	Cash Settlement
(e)	Relevant provisions for determining the Final Redemption Amount:	Provided that the Notes have not been previously redeemed or purchased and cancelled in accordance with the Terms and Conditions, the Issuer shall redeem on the Maturity Date each Note in accordance with the following provisions: 1. If the result of the product of (i) the Conversion Ratio multiplied by (ii) the Final Price is, in the determination of the Calculation Agent, equal to or lower than the Specified Denomination, each Note shall be redeemed at an amount in EUR equal to 100 per cent. of the Specified Denomination; **OR** 2. If the result of the product of (i) the Conversion Ratio multiplied by (ii) the Final Price is, in the determination of the Calculation Agent, strictly higher than the Specified Denomination, each Note shall be redeemed at an amount in EUR equal to the result of the product of (i) the Final Price multiplied

		by (ii) the Conversion Ratio. For the avoidance of doubt, in such case, an Equity Linked Interest Amount, in accordance with item 21(d) of Part A, will be paid in addition to the Final Redemption Amount.
(f)	Observation Period(s):	Not Applicable
(g)	Observation Date(s):	Not Applicable
(h)	Valuation Date(s)/Averaging Date(s):	13 July 2015
(i)	Valuation Time:	As set out in Condition 8(f)
(j)	Disrupted Day:	Applicable
(k)	Multiplier for each Equity comprising the Basket (which is subject to adjustment as set out in Condition 8(b)):	Not Applicable
(l)	Trade Date:	Issue Date
(m)	Relevant Assets:	The Equity
(n)	Asset Amount:	Not Applicable
(o)	Cut-off Date:	The Valuation Date
(p)	Delivery provisions for Asset Amount (including details of who is to make such delivery) if different from Terms and Conditions:	Not Applicable
(q)	Clearance System:	As set out in Condition 8(f)
(r)	Additional Disruption Events:	See item 21(f) of Part A above
(s)	Exchange(s):	See item 21 (s) of Part A above
(t)	Related Exchange(s):	See item 21(t) of Part A above
(u)	Exchange Rate:	Not Applicable
(v)	Other terms or special conditions:	None

CREDIT LINKED REDEMPTION NOTE PROVISIONS

33.	Credit Linked Redemption Notes:	Not Applicable

FUND LINKED REDEMPTION NOTE PROVISIONS

34.	Fund Linked Redemption Notes:	Not Applicable

DUAL CURRENCY REDEMPTION NOTE PROVISIONS

35.	Dual Currency Redemption Notes:	Not Applicable

GENERAL PROVISIONS RELATING TO REDEMPTION

36.	Partly Paid Notes:	Not Applicable
37.	Instalment Notes:	Not Applicable
38.	Early Redemption Amount:	As defined in the Conditions
39.	Adjustment for Early Redemption Unwind Costs:	Applicable Standard Early Redemption Unwind Costs

GENERAL PROVISIONS APPLICABLE TO THE NOTES

40.	Form of Notes:	Bearer Notes Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances set out in the Permanent Global Note
41.	Additional Financial Centre(s) or other special provisions relating to Payment Days in Condition 11(f):	Not Applicable
42.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
43.	Other final terms:	Not Applicable
44.	Further Issues provision:	Condition 18 applies

DISTRIBUTION

45.	(a)	If syndicated, names and addresses of Dealers and underwriting commitments:	Not Applicable
	(b)	Date of Subscription Agreement:	Not Applicable
	(c)	Stabilising Manager(s):	Not Applicable

	(d)	If non-syndicated, name and address of relevant Dealer:	Crédit Agricole Corporate and Investment Bank 9 quai du Président Paul Doumer 92920 Paris la Défense Cedex France
	(e)	Total commission and concession:	Not Applicable
	(f)	U.S. Selling Restrictions:	Reg. S Compliance Category; TEFRA D
46.	Additional selling restrictions:		Not Applicable
47.	Additional United States Tax Considerations:		Not Applicable

PURPOSE OF FINAL TERMS

These Final Terms comprise the final terms required for issue and admission to trading on the regulated market of the Luxembourg Stock Exchange of the Notes described herein pursuant to the Structured Medium Term Note Programme of Rabobank Structured Products.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms and to the best knowledge and belief of the Issuer the information contained in these Final Terms is in accordance with the facts and does not omit anything likely to affect the import of such information. Information on the Equity (the "**Reference Information**") has been extracted from Bloomberg, and the official website of the Equity Issuer and/or other publicly available information. The Issuer confirms that the Reference Information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by Bloomberg and the official website of the Equity Issuer , no facts have been omitted which would render the reproduced information inaccurate or misleading.

Signed on behalf of the Issuer:

By: ______________________
Duly authorised

PART B - OTHER INFORMATION

1. LISTING AND ADMISSION TO TRADING

(i)	Listing and Admission to trading:	Application has been made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from the Issue Date.
(ii)	Estimate of total expenses related to admission to trading:	EUR 1,975

2. RATINGS

Ratings: Not Applicable

3. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save for any fees payable to the Dealers, so far as the Issuer is aware, no person involved in the issue of the Notes has an interest material to the offer.

4. REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(a)	Reasons for the offer (other than general corporate purposes):	Not Applicable
(b)	Estimated net proceeds:	EUR 15,000,000
(c)	Estimated total expenses:	None

5. YIELD *(Fixed Rate Notes only)*

Indication of yield: Calculated as on the Issue Date.

The yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

6. HISTORIC INTEREST RATES *(Floating Rate Notes only)*

Not Applicable

7. PERFORMANCE OF INDEX/INDICES, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE INDEX/INDICES *(Index Linked Notes only)*

Not Applicable

8. **PERFORMANCE OF RATE(S) OF EXCHANGE/FORMULA/CURRENCIES, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE RATE(S) OF EXCHANGE/FORMULA/CURRENCIES** (*Currency Linked Notes only*)

Not Applicable

9. **PERFORMANCE OF THE COMMODITY/COMMODITIES, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE COMMODITY/COMMODITIES** (*Commodity Linked Notes only*)

Not Applicable

10. **PERFORMANCE OF RATE(S) OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND OTHER INFORMATION CONCERNING THE UNDERLYING** (*Dual Currency Notes only*)

Not Applicable

11. **PERFORMANCE OF EQUITY/EQUITIES/REFERENCE FUND/FUNDS, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE EQUITY/EQUITIES/REFERENCE FUND/FUNDS** (*Equity Linked Notes and Fund Linked Notes only*)

The Issuer does not intend to provide post-issuance information.

12. **INFORMATION IN RELATION TO THE REFERENCE ENTITY, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE REFERENCE ENTITY** (*Credit Linked Notes only*)

Not Applicable

13. **OPERATIONAL INFORMATION**

(a)	ISIN:	XS0526814644
(b)	Common Code:	52681464
(c)	The Depository Trust Company:	Not Applicable
(d)	Any clearing system(s) other than	Not Applicable

	DTC, Euroclear Bank S.A./N.V. and Clearstream Banking société anonyme and the relevant identification number(s):	
(e)	Delivery:	Delivery against payment
(f)	Names (and addresses) of additional (Paying/Delivery) Agent(s) (if any):	Not Applicable
(g)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International)):	Crédit Agricole Corporate and Investment Bank 9 quai du Président Paul Doumer 92920 Paris la Défense Cedex France

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2263A
TRANCHE NO: 1
U.S.$1,100,000,000 Floating Rate Notes 2010 due 26 January 2012 (the "Notes")

Issue Price: 100 per cent.

DEUTSCHE BANK SECURITIES INC.

The date of these Final Terms is 22 July 2010.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 6 May 2010 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

THE NOTES REFERRED TO HEREIN THAT ARE REPRESENTED BY A RESTRICTED GLOBAL CERTIFICATE HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933 (THE 'SECURITIES ACT') OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT TO A PERSON THAT THE HOLDER AND ANY PERSON ACTING ON ITS BEHALF REASONABLY BELIEVE IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER, (2) IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT OR (3) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER (IF AVAILABLE), IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. NO REPRESENTATION CAN BE MADE AS TO THE AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT FOR RESALES OF NOTES REPRESENTED BY A RESTRICTED GLOBAL CERTIFICATE

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1.	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2.	(i) Series Number:	2263A
	(ii) Tranche Number:	1
3.	Specified Currency or Currencies:	United States Dollars ("**USD**")
4.	Aggregate Nominal Amount:	

	(i)	Series:	USD 1,100,000,000
	(ii)	Tranche:	USD 1,100,000,000
5.	Issue Price:		100 per cent. of the aggregate nominal amount
6.	(i)	Specified Denominations:	USD 100,000
	(ii)	Calculation Amount:	USD 100,000
7.	(i)	Issue Date:	26 July 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8.	Maturity Date:		Specified Interest Payment Date falling in or nearest to 26 January 2012
9.	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10.	Interest Basis:		3-month USD LIBOR +0.20 per cent. Floating Rate (further particulars specified below)
11.	Redemption/Payment Basis:		Redemption at par
12.	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13.	Put/Call Options:		Not Applicable
14.	(i)	Status of the Notes	Senior
	(ii)	Date approval for issuance of Notes obtained	Not Applicable
15.	Method of distribution		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Note Provisions**		Not Applicable
17.	**Floating Rate Note Provisions**		Applicable
	(i)	Interest Period(s):	Subject as provided below, each period from and including a Specified Interest Payment Date to but excluding the next subsequent Specified Interest Payment Date, save for the first Interest Period which shall be the period from and including the Issue Date to but excluding the first Specified Interest Payment Date.
	(ii)	Specified Interest Payment Dates:	26 July, 26 October, 26 January and 26 April in each year, commencing on 26 October 2010

(iii)	Business Day Convention:	Modified Following Business Day Convention
(iv)	Business Centre(s) (Condition 1(a)):	New York, London
(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
(vi)	Interest Period Date(s):	Not Applicable
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
(viii)	Screen Rate Determination (Condition 1(a)):	Applicable
-	Reference Rate:	3-month USD LIBOR
-	Interest Determination Date:	Two New York Business Days prior to the first day in each Interest Period
-	Relevant Screen Page:	Reuters LIBOR01
(ix)	ISDA Determination (Condition 1(a)):	Not Applicable
(x)	Margin(s):	+ 0.20 per cent. per annum
(xi)	Minimum Rate of Interest:	Not Applicable
(xii)	Maximum Rate of Interest:	Not Applicable
(xiii)	Day Count Fraction (Condition 1(a)):	Actual/360 (adjusted)
(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
18.	**Zero Coupon Note Provisions**	Not Applicable
19.	**Index Linked Interest Note Provisions**	Not Applicable

20.	**Equity Linked Interest Note Provisions**	Not Applicable
21.	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22.	**Call Option**	Not Applicable
23.	**Put Option**	Not Applicable
24.	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	USD 100,000 per Calculation Amount
25.	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
26.	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
27.	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions

(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	No
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28.	**Form of Notes**	Registered Notes
		restricted Global Certificate exchangeable for Definitive Certificates in the limited circumstances specified in the restricted Global Certificate (for Notes issued pursuant to Rule 144A)
	New Global Notes:	No
29.	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	New York and London
30.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32.	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33.	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34.	Consolidation provisions:	Not Applicable
35.	Other terms or special conditions:	Not Applicable

DISTRIBUTION

36.	(i) If syndicated, names and addresses of Managers:	Not Applicable
	(ii) Stabilising Manager(s) (if any):	Not Applicable
	(iii) Dealer's Commission:	Not Applicable
37.	If non-syndicated, name and address of Dealer:	Deutsche Bank Securities Inc. 60 Wall Street New York NY10005 USA
38.	Applicable TEFRA exemption:	Not Applicable
39.	Additional selling restrictions:	Not Applicable
40.	Subscription period:	Not Applicable

GENERAL

41.	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42.	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.782895, producing a sum of (for Notes not denominated in Euro):	Euro 861,184,500
43.	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:



Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	None
(ii)	Admission to Trading:	Not Applicable
(iii)	Estimate of total expenses related to admission to trading:	Not Applicable

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

Not Applicable

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

Not Applicable

6 Yield *(Fixed Rate Notes Only)*

Not Applicable

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	144A Notes: US74977RCH57 Reg S Notes: US74977SCH31
(iii)	Common Code:	Not Applicable
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	
	(i) The Depository Trust Company	144A Notes: CUSIP 74977RCH5 Reg S Notes: CUSIP 74977SCH3
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Deutsche Bank AG, New York 60 Wall Street New York NY10005 USA

12 General

Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2263A
TRANCHE NO: 2
U.S.$400,000,000 (to be immediately consolidated and form a single series with the Issuer's U.S.$ 1,100,000,000 Floating Rate Notes 2010 due 26 January 2012) Floating Rate Notes 2010 due 26 January 2012 (the "Notes")

Issue Price: 100 per cent.

DEUTSCHE BANK SECURITIES INC.

The date of these Final Terms is 23 July 2010.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 6 May 2010 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

THE NOTES REFERRED TO HEREIN THAT ARE REPRESENTED BY A RESTRICTED GLOBAL CERTIFICATE HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933 (THE 'SECURITIES ACT') OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT TO A PERSON THAT THE HOLDER AND ANY PERSON ACTING ON ITS BEHALF REASONABLY BELIEVE IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER, (2) IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT OR (3) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER (IF AVAILABLE), IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. NO REPRESENTATION CAN BE MADE AS TO THE AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT FOR RESALES OF NOTES REPRESENTED BY A RESTRICTED GLOBAL CERTIFICATE

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1.	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2.	(i)	Series Number:	2263A
	(ii)	Tranche Number:	2

	(If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible.)	To be immediately consolidated and form a single series on the Issue Date with the Issuer's USD 1,100,000,000 Floating Rate Notes 2010 due 26 January 2012.
3.	Specified Currency or Currencies:	United States Dollars ("**USD**")
4.	Aggregate Nominal Amount:	
	(i) Series:	USD 1,500,000,000
	(ii) Tranche:	USD 400,000,000
5.	Issue Price:	100 per cent. of the aggregate nominal amount
6.	(i) Specified Denominations:	USD 100,000
	(ii) Calculation Amount:	USD 100,000
7.	(i) Issue Date:	26 July 2010
	(ii) Interest Commencement Date (if different from the Issue Date):	Not Applicable
8.	Maturity Date:	Specified Interest Payment Date falling in or nearest to 26 January 2012
9.	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10.	Interest Basis:	3-month USD LIBOR +0.20 per cent. Floating Rate (further particulars specified below)
11.	Redemption/Payment Basis:	Redemption at par
12.	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13.	Put/Call Options:	Not Applicable
14.	(i) Status of the Notes	Senior
	(ii) Date approval for issuance of Notes obtained	Not Applicable
15.	Method of distribution	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Note Provisions**	Not Applicable
17.	**Floating Rate Note Provisions**	Applicable

(i)	Interest Period(s):	Subject as provided below, each period from and including a Specified Interest Payment Date to but excluding the next subsequent Specified Interest Payment Date, save for the first Interest Period which shall be the period from and including the Issue Date to but excluding the first Specified Interest Payment Date.
(ii)	Specified Interest Payment Dates:	26 July, 26 October, 26 January and 26 April in each year, commencing on 26 October 2010
(iii)	Business Day Convention:	Modified Following Business Day Convention
(iv)	Business Centre(s) (Condition 1(a)):	New York, London
(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
(vi)	Interest Period Date(s):	Not Applicable
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
(viii)	Screen Rate Determination (Condition 1(a)):	Applicable
-	Reference Rate:	3-month USD LIBOR
-	Interest Determination Date:	Two New York Business Days prior to the first day in each Interest Period
-	Relevant Screen Page:	Reuters LIBOR01
(ix)	ISDA Determination (Condition 1(a)):	Not Applicable
(x)	Margin(s):	+ 0.20 per cent. per annum
(xi)	Minimum Rate of Interest:	Not Applicable
(xii)	Maximum Rate of Interest:	Not Applicable
(xiii)	Day Count Fraction (Condition 1(a)):	Actual/360 (adjusted)

	(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
18.	**Zero Coupon Note Provisions**		Not Applicable
19.	**Index Linked Interest Note Provisions**		Not Applicable
20.	**Equity Linked Interest Note Provisions**		Not Applicable
21.	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22.	**Call Option**		Not Applicable
23.	**Put Option**		Not Applicable
24.	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**		USD 100,000 per Calculation Amount
25.	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**		Not Applicable
26.	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**		Not Applicable
27.	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked	As set out in the Conditions

	Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	No
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28.	**Form of Notes**	Registered Notes
		restricted Global Certificate exchangeable for Definitive Certificates in the limited circumstances specified in the restricted Global Certificate (for Notes issued pursuant to Rule 144A)
	New Global Notes:	No
29.	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	New York and London
30.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

31.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32.	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33.	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34.	Consolidation provisions:	Not Applicable
35.	Other terms or special conditions:	Not Applicable

DISTRIBUTION

36.	(i) If syndicated, names and addresses of Managers:	Not Applicable
	(ii) Stabilising Manager(s) (if any):	Not Applicable
	(iii) Dealer's Commission:	Not Applicable
37.	If non-syndicated, name and address of Dealer:	Deutsche Bank Securities Inc. 60 Wall Street New York NY10005 USA
38.	Applicable TEFRA exemption:	Not Applicable
39.	Additional selling restrictions:	Not Applicable
40.	Subscription period:	Not Applicable

GENERAL

41.	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable

42.	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.782895, producing a sum of (for Notes not denominated in Euro):	Euro 313,158,000
43.	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised



PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	None
(ii)	Admission to Trading:	Not Applicable
(iii)	Estimate of total expenses related to admission to trading:	Not Applicable

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

Not Applicable

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

Not Applicable

6 Yield *(Fixed Rate Notes Only)*

Not Applicable

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying (*Index-Linked Notes only*)

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	144A Notes: US74977RCH57 Reg S Notes: US74977SCH31
(iii)	Common Code:	Not Applicable
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	
	(i) The Depository Trust Company	144A Notes: CUSIP 74977RCH5 Reg S Notes: CUSIP 74977SCH3
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Deutsche Bank AG, New York 60 Wall Street New York NY10005 USA

12 General

Not Applicable

RECEIVED
2010 AUG 10 P 2:41

Final Terms

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)**

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH**

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH**

(Singapore Company Registration Number S86FC3634A)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

EUR 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2186A
TRANCHE NO: 3

CAD 25,000,000 2.125 per cent. Fixed Rate Notes 2010 due 4 March 2013 (the "Notes")

(to be consolidated and form a single series with the CAD 100,000,000 2.125 per cent. Fixed Rate Notes 2010 due 4 March 2013 issued on 4 March 2010 and the CAD 35,000,000 2.125 per cent. Fixed Rate Notes 2010 due 4 March 2013 issued on 15 June 2010 (the "Existing Notes"))

Issue Price: 101.375 per cent. (plus 146 days' accrued interest from and including 4 March 2010 to but excluding 28 July 2010)

TD Securities

The date of these Final Terms is 26 July 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions contained in the Agency Agreement dated 8 May 2009 and set forth in the Offering Circular dated 8 May 2009 (the 'Conditions'), which are incorporated by reference in the Offering Circular dated 6 May 2010. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive') and must be read in conjunction with the Offering Circular dated the 6 May 2010, which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms, the Offering Circular dated 6 May 2010 and the Conditions. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular dated 6 May 2010 and the Conditions. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular dated 6 May 2010 and the Conditions, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2186A
	(ii)	Tranche Number:	3
3	Specified Currency or Currencies:		Canadian Dollars ("**CAD**")
4	Aggregate nominal amount:		
	(i)	Series:	CAD 160,000,000
	(ii)	Tranche:	CAD 25,000,000
		If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible:	(to be consolidated and form a single series with the Existing Notes 40 days after the Issue Date)
5	Issue Price:		101.375 per cent. of the aggregate nominal amount plus 146 days' accrued interest from and including 4 March 2010 to but excluding 28 July 2010
6	(i)	Specified Denominations:	CAD 1,000 and integral multiples thereof
	(ii)	Calculation Amount:	CAD 1,000

A11740137

7	(i)	Issue Date:	28 July 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	4 March 2010
8	Maturity Date:		4 March 2013
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		2.125 per cent. Fixed Rate (Further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	2.125 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	4 March in each year, commencing on 4 March 2011 and ending on the Maturity Date
	(iii)	Fixed Coupon Amount(s):	CAD 21.25 per Calculation Amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual - ICMA; unadjusted
	(vi)	Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	CAD 1,000 per Calculation Amount
25	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes temporary Global Note exchangeable for a

A11740137

		permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London and Toronto
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	1.1875 per cent. selling commission 0.1875 per cent. combined management and underwriting commission

37	If non-syndicated, name and address of Dealer:	**The Toronto-Dominion Bank** 60 Threadneedle Street London EC2R 8AP United Kingdom
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	For the purpose of this issue of Notes only and not for any other Tranche or Series under the Programme, the following paragraph will be inserted in the Offering Circular under "Plan of Distribution": **<u>Canada</u>** The Notes will not be qualified for sale under the securities laws of any province or territory of Canada. Each Manager will be required to represent and agree that it has not offered, sold or distributed and will not offer, sell or distribute any Notes, directly or indirectly, in Canada or to or for the benefit of any resident of Canada, other than in compliance with applicable securities laws. Each Manager will also be required to represent and agree that it has not and will not distribute or deliver the Offering Circular, or any other offering material in connection with any offering of Notes, in Canada other than in compliance with applicable securities laws.
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.714286, producing a sum of (for Notes not denominated in Euro):	Euro 17,857,150
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

A11740137

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the EUR 125,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:



By: ....

Duly authorised

A11740137

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from the Issue Date The Notes are to be consolidated and form a single series with the Existing Notes which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	Euro 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Finanzmarktaufsicht* (FMA) in Austria, the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Finanstilsynet* in Denmark, *Finanssivalvonta (Fiva)* in Finland, *Autorité des marchés financiers (AMF)* in France, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Epitroph Kefalaiagoras* in Greece, Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Commission de Surveillance du Secteur Financier (CSSF)* in Luxembourg, *Kredittilsynet* in Norway, *Comissão do Mercado de Valores Mobiliários (CMVM)* in Portugal, *Comisia Natională a Valorilor Mobiliare (CNVM)* in Romania, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Finansinspektionen* in Sweden and the Financial Services Authority (FSA) in the United Kingdom with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	CAD 25,187,500
(iii)	Estimated total expenses:	CAD 368,750 (comprising a combined management selling and underwriting commission of CAD 343,750 and Managers' expenses of CAD 25,000)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	1.579 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying (*Index-Linked Notes only*)

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN:	Temporary ISIN: XS0528941668 Permanent ISIN: XS0490106217
(iii)	Common Code:	Temporary Common Code: 052894166 Permanent Common Code: 049010621
(iv)	German WKN-code:	Temporary German WKN-code: A1AZGE

		Permanent German WKN-code: A1ATYZ
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s):	Deutsche Bank AG, London Branch, Winchester House, 1 Great Winchester Street, London EC2N 2DB, United Kingdom

12 General Not Applicable

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number S86FC3634A)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

EUR 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2261A
TRANCHE NO: 1
AUD 100,000,000 5.75 per cent. Fixed Rate Notes 2010 due 28 July 2014 (the "Notes")

Issue Price: 100.775 per cent.

Rabobank International

TD Securities

Zurich Cantonalbank

BNP Paribas Fortis

Credit Suisse

Daiwa Capital Markets Europe

Deutsche Bank

KBC International Group

RBC Capital Markets

UBS Limited

The date of these Final Terms is 26 July 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 6 May 2010 (the 'Offering Circular') which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the Notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
2	(i)	Series Number:	2261A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Australian Dollar ("**AUD**")
4	Aggregate nominal amount:		
	(i)	Series:	AUD 100,000,000
	(ii)	Tranche:	AUD 100,000,000
5	Issue Price:		100.775 per cent. of the aggregate nominal amount
6	(i)	Specified Denominations:	AUD 1,000 and integral multiples thereof
	(ii)	Calculation Amount:	AUD 1,000
7	(i)	Issue Date:	28 July 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		28 July 2014
9	Domestic Note (if Domestic Note, there will be no gross-up for withholding tax):		No

10	Interest Basis:	5.75 per cent. Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate(s) of Interest:	5.75 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	28 July in each year, commencing on 28 July 2011 and ending on the Maturity Date
	(iii) Fixed Coupon Amount(s):	AUD 57.50 per Calculation Amount
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction (Condition 1(*a*)):	Actual/Actual-ICMA; unadjusted
	(vi) Determination Date(s) (Condition 1(*a*)):	28 July in each year
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Note Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	AUD 1,000 per Calculation Amount

25	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes (Refer Condition 10(a)) Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	No

29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London and Sydney
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe London EC4V 3RL United Kingdom **The Toronto-Dominion Bank** 60 Threadneedle Street London EC2R 8AP United Kingdom **Zurich Cantonalbank**

		Bahnhofstrasse 9 CH-8001 Zurich Switzerland
		Credit Suisse Securities (Europe) Limited One Cabot Square London E14 4QJ United Kingdom
		Daiwa Capital Markets Europe Limited 5 King William Street London EC4N 7AX United Kingdom
		Deutsche Bank AG, London Branch Winchester House 1 Great Winchester Street London EC2N 2DB United Kingdom
		Fortis Bank NV/SA Montagne du Parc 3 B-1000 Brussels Belgium
		KBC Bank NV Havenlaan 12 GKD/8742 B-1080 Brussels Belgium
		Royal Bank of Canada Europe Limited 71 Queen Victoria Street London EC4V 4DE United Kingdom
		UBS Limited 1 Finsbury Avenue London EC2M 2PP United Kingdom
	(ii) Stabilising Manager(s) (if any):	The Toronto-Dominion Bank
	(iii) Managers' Commission:	1.40 per cent. selling concession 0.225 per cent. management and underwriting commission
37	If non-syndicated, name and address of Dealer	Not Applicable
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken	Not Applicable

	following approval by an Extraordinary Resolution in accordance with Condition 14(*a*):	
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.680000, producing a sum of (for Notes not denominated in Euro):	Euro 68,000,000
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the EUR 125,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from 28 July 2010.
(iii)	Estimate of total expenses related to admission to trading:	EUR 1,660

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Finanzmarktaufsicht* (FMA) in Austria, the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Finanstilsynet* in Denmark, *Finanssivalvonta* (Fiva) in Finland, *Autorité des marchés financiers* (AMF) in France, *Bundesanstalt für Finanzdienstleistungsaufsicht* (BaFin) in Germany, *Epitroph Kefalaiagoras* in Greece, Irish Financial Services Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa* (CONSOB) in Italy, *Commission de Surveillance du Secteur Financier* (CSSF) in Luxembourg, *Kredittilsynet* in Norway, *Comissão do Mercado de Valores Mobiliários* (CMVM) in Portugal, *Comisia Natională a Valorilor Mobiliare* (CNVM) in Romania, *Comisión Nacional del Mercado de Valores* (CNMV) in Spain, *Finansinspektionen* in Sweden and the Financial Services Authority (FSA) in the United Kingdom with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds:	AUD 99,100,000
(iii)	Estimated total expenses:	AUD 1,675,000 (comprising a combined management, selling and underwriting commission of AUD 1,625,000 and Managers' expenses of AUD 50,000).

6 Yield 5.529 per cent. per annum.

Indication of yield:	The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN:	XS0527953110
(iii)	Common Code:	052795311
(iv)	German WKN-code:	A1AZBC
(v)	Private Placement number:	Not Applicable
(vi)	Valoren:	CH11548433
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional Paying/Delivery Agent(s) (if any):	Not Applicable
(x)	Names (and addresses) of Calculation Agent(s):	Deutsche Bank AG, London Branch Winchester House 1 Great Winchester Street London EC2N 2DB United Kingdom

8 General

(i)	Time period during which the offer is	From and including 26 July 2010 to 30

	open:	days from 28 July 2010, provided that the offer period: (i) in Austria will not commence until the filing required by the competent authority of Austria has been duly made; and (ii) in Germany will not commence until the Final Terms have been published in accordance with Article 14 of the Prospectus Directive.
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Investors will be notified of their allocations of Notes and the settlement arrangements in respect thereof. The Notes will be issued on the Issue Date against payment to the Issuer of the net subscription moneys.
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable
(ix)	Process for notification to applicants of the amount allotted and the indication whether dealing may begin before notification is made:	Not Applicable

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

EUR 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2262A
TRANCHE NO: 1

SEK 400,000,000 2.25 per cent. Fixed Rate Notes 2010 due 29 July 2013 (the "Notes")

Issue Price: 101.0375 per cent.

Rabobank International

TD Securities

Daiwa Capital Markets Europe

Deutsche Bank

RBC Capital Markets

The Royal Bank of Scotland

Zurich Cantonalbank

The date of these Final Terms is 27 July 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 6 May 2010 (the 'Offering Circular') which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and *www.bourse.lu*.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the Notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2262A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Swedish Krona ("**SEK**")
4	Aggregate nominal amount:		
	(i)	Series:	SEK 400,000,000
	(ii)	Tranche:	SEK 400,000,000
5	Issue Price:		101.0375 per cent. of the aggregate nominal amount
6	(i)	Specified Denominations:	SEK 10,000 and integral multiples thereof
	(ii)	Calculation Amount:	SEK 10,000
7	(i)	Issue Date:	29 July 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		29 July 2013
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		2.25 per cent. Fixed Rate

		(further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	2.25 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	29 July in each year commencing on 29 July 2011 and ending on the Maturity Date
	(iii) Fixed Coupon Amount:	SEK 225 per Calculation Amount
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction (Condition 1(*a*)):	Actual/Actual-ICMA; unadjusted
	(vi) Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Note Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	SEK 10,000 per Calculation Amount

25	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the

		permanent Global Note
	New Global Notes:	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London, Stockholm and TARGET2
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**Joint Lead Managers** **Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe London EC4V 3RL United Kingdom

The Toronto-Dominion Bank
60 Threadneedle Street
London EC2R 8AP
United Kingdom

Co-Lead Managers
Daiwa Capital Markets Europe Limited
5 King William Street
London EC4N 7AX
United Kingdom

Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London EC2N 2DB
United Kingdom

Royal Bank of Canada Europe Limited
71 Queen Victoria Street
London EC4V 4DE
United Kingdom

The Royal Bank of Scotland plc
135 Bishopsgate
London EC2M 3UR
United Kingdom

Zurich Cantonalbank
Bahnhofstrasse 9
CH-8001 Zurich
Switzerland

	(ii) Stabilising Manager(s) (if any):	The Toronto-Dominion Bank
	(iii) Managers' Commission:	1.1875 per cent. selling concession 0.1875 per cent. management and underwriting commission.
37	If non-syndicated, name and address of Dealer:	Not Applicable
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Sweden: Each Manager has confirmed and agreed that it will not, directly or indirectly, offer for subscription or purchase or issue invitations to subscribe for or buy Notes or distribute any draft or final document in relation to any such offer, invitation or sale except in circumstances that will not result in a

		requirement to prepare a prospectus pursuant to the provisions of the Swedish Financial Instruments Trading Act.
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.104982, producing a sum of (for Notes not denominated in Euro):	EUR 41,992,800
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the EUR 125,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:



Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from 29 July 2010.
(iii)	Estimate of total expenses related to admission to trading:	EUR 1345

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Finanzmarktaufsicht* (FMA) in Austria, the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Finanstilsynet* in Denmark, *Finanssivalvonta (Fiva)* in Finland, *Autorité des marchés financiers (AMF)* in France, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Epitroph Kefalaiagoras* in Greece, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Commission de Surveillance du Secteur Financier (CSSF)* in Luxembourg, *Kredittilsynet* in Norway, *Comissão do Mercado de Valores Mobiliários (CMVM)* in Portugal, *Comisia Natională a Valorilor Mobiliare* in Romania, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Finansinspektionen* in Sweden and the Financial Services Authority (FSA) in the United Kingdom with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking Business
(ii)	Estimated net proceeds	SEK 398,400,000
(iii)	Estimated total expenses:	SEK 5,750,000 (comprising a combined management, selling and underwriting commission of SEK 5,500,000 and Managers' expenses of SEK 250,000).

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	1.891 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying (*Index-Linked Notes only*)

Not Applicable

9 Performance of rates of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0528411357
(iii)	Common Code:	052841135
(iv)	German WKN-code:	A1AZDV
(v)	Private Placement number	Not Applicable
(vi)	Valoren	CH11554522
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	
(viii)	Delivery:	Delivery against payment

(ix)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(x)	Names (and addresses) of Calculation Agent(s):	Deutsche Bank AG, London Branch Winchester House 1 Great Winchester Street London EC2N 2DB

12 General

(i)	Time period during which the offer is open:	From and including 27 July 2010 to 30 days from 29 July 2010, provided that the offer period in Austria will not commence until the filing required by the competent authority of Austria has been duly made.
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Investors will be notified of their allocations of Notes and the settlement arrangements in respect thereof. The Notes will be issued on the Issue Date against payment to the Issuer of the net subscription moneys.
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable
(ix)	Process for notification to applicants of the amount allotted and the indication whether dealing may begin before notification is made:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2267A
TRANCHE NO: 1

EUR 15,000,000 Zero Coupon Notes 2010 due 3 August 2020 (the "Notes")

Issue Price: 72.96667 per cent.

Rabobank International

The date of these Final Terms is 28 July 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 6, 2010, which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2267A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate nominal amount:		
	(i)	Series:	EUR 15,000,000
	(ii)	Tranche:	EUR 15,000,000
5	Issue Price:		72.96667 per cent. of the aggregate nominal amount
6	(i)	Specified Denominations:	USD 1,000
	(ii)	Calculation Amount:	USD 1,000
7	(i)	Issue Date:	2 August 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		3 August 2020
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No

10	Interest Basis:		Zero Coupon (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Not Applicable
17	**Floating Rate Note Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Applicable
	(i)	Amortisation Yield (Condition 7(*b*)):	Not Applicable
	(ii)	Day Count Fraction (Condition 1(*a*)):	Not Applicable
	(iii)	Any other formula/basis of determining amount payable:	As per item 24 and the Conditions
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	EUR 1,000 per Calculation Amount

25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes

	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable

35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	Not Applicable
	(ii) Stabilising Manager(s) (if any):	Not Applicable
	(iii) Managers'/Dealer's Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:	Rabobank International, Utrecht Branch, Croeselaan 18, 3521 CB Utrecht, The Netherlands If the sole Dealer in respect of Notes issued by Rabobank Nederland is Rabobank International Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable

42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of producing a sum of (for Notes not denominated in Euro):	Not Applicable
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ……………………………

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	None
(ii)	Admission to Trading:	Not Applicable
(iii)	Estimate of total expenses related to admission to trading:	Not Applicable

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Finanzmarktaufsicht* (FMA) in Austria, the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Finanstilsynet* in Denmark, *Finanssivalvonta (Fiva)* in Finland, *Autorité des marchés financiers (AMF)* in France, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Epitroph Kefalaiagoras* in Greece, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Commission de Surveillance du Secteur Financier (CSSF)* in Luxembourg, *Kredittilsynet* in Norway, *Comissão do Mercado de Valores Mobiliários (CMVM)* in Portugal, *Comisia Natională a Valorilor Mobiliare* in Romania, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Finansinspektionen* in Sweden and the Financial Services Authority (FSA) in the United Kingdom with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue/offer

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking Business
(ii)	Estimated net proceeds:	EUR 10,945,001
(iii)	Estimated total expenses:	Not Applicable

6 Yield *(Fixed Rate Notes Only)*

Not Applicable

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying (*Index-Linked Notes only*)

Not Applicable

9 Performance of rates of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0530881472
(iii)	Common Code:	053088147
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International), Utrecht Branch, Croeselaan 18, 3521 CB Utrecht, The Netherlands

12 General

Not Applicable

Final Terms

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)**
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH**
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH**
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

EUR 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2185A
TRANCHE NO: 5

NZD 25,000,000 5.50 per cent. Fixed Rate Notes 2010 due 16 December 2013 (the "Notes")

(to be consolidated and form a single series with the NZD 100,000,000 5.50 per cent. Fixed Rate Notes 2010 due 16 December 2013 issued on 23 February 2010, the NZD 50,000,000 5.50 per cent. Fixed Rate Notes 2010 due 16 December 2013 issued on 1 April 2010, the and the NZD 25,000,000 5.50 per cent. Fixed Rate Notes 2010 due 16 December 2013 issued on 18 May 2010 and the NZD 25,000,000 5.50 per cent. Fixed Rate Notes 2010 due 16 December 2013 issued on 25 June 2010) (the "Original Notes")

Issue Price: 102.115 per cent. plus 161 days' accrued interest from and including 23 February 2010 to but excluding 3 August 2010

TD Securities | **Rabobank International**

The date of these Final Terms is 30 July 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions contained in the Agency Agreement dated 8 May, 2009 and set forth in the Offering Circular dated 8 May, 2009 and the supplemental Offering Circulars dated 23 October 2009 and 8 December 2009 (the 'Conditions'), which are incorporated by reference in the Offering Circular dated 6 May 2010. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive') and must be read in conjunction with the Offering Circular dated 6 May 2010 which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms, the Offering Circular dated 6 May 2010 and the Conditions. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular dated 6 May 2010 and the Conditions. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular dated 6 May 2010 and the Conditions, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
2	(i)	Series Number:	2185A
	(ii)	Tranche Number:	5 To be consolidated and form a single series with the Original Notes on the Issue Date
3	Specified Currency or Currencies:		New Zealand Dollars ("**NZD**")
4	Aggregate nominal amount:		
	(i)	Series:	NZD 225,000,000
	(ii)	Tranche:	NZD 25,000,000
5	Issue Price:		102.115 per cent. of the Aggregate nominal amount plus 161 days' accrued interest from and including 23 February 2010 to but excluding 3 August 2010
6	(i)	Specified Denominations:	NZD 1,000 and integral multiples thereof
	(ii)	Calculation Amount:	NZD 1,000

A11728151

7	(i)	Issue Date:	3 August 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	23 February 2010
8	Maturity Date:		16 December 2013
9	Domestic Note (if Domestic Note, there will be no gross-up for withholding tax):		No
10	Interest Basis:		5.50 per cent. Fixed Rate (Further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	5.50 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	16 December in each year, commencing with a short first coupon payable on 16 December 2010 and ending on the Maturity Date
	(iii)	Fixed Coupon Amount(s):	NZD 55.00 per Calculation Amount
	(iv)	Broken Amount:	NZD 44.60 per Calculation Amount in respect of the period from, and including 23 February 2010 to but excluding, 16 December 2010
	(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual (ICMA); unadjusted
	(vi)	Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable

21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	NZD 1,000 per Calculation Amount
25	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes

		Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
	New Global Notes:	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	Auckland, London and Wellington
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe London EC4V 3RL

United Kingdom

The Toronto-Dominion Bank
60 Threadneedle Street
London EC2R 8AP
United Kingdom

	(ii) Stabilising Manager(s) (if any):	Not Applicable
	(iii) Managers' Commission:	1.400 per cent. selling commission 0.225 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:	Not Applicable
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	**New Zealand** For the purpose of this issue of Notes only and not for any other Series under the Programme, the following paragraph will be inserted in the Offering Circular under "Plan of Distribution": No Prospectus in respect of the Notes has been, nor will be, registered under the New Zealand Securities Act 1978 (the "**Act**"). Accordingly, the Notes must not be offered to the public in New Zealand within the meaning of that Act. Without limitation, no person may, (directly or indirectly) offer for subscription or purchase or issue invitations to subscribe for or buy, or sell the Notes, or distribute the Prospectus or any other advertisement or offering material relating to the Notes in New Zealand, or to any resident of New Zealand, except that the Notes may be offered (i) to persons whose principal business is the investment of money or who, in the course of and for the purpose of their business habitually invest money, or who in the circumstances can properly be regarded as having been selected other than as members of the public or (ii) otherwise as permitted under the Act, the Securities Regulations and any other applicable laws.
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.513514, producing a sum of (for Notes not denominated in Euro):	Euro 12,837,850
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the EUR 125,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised



PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from 3 August 2010 The Notes are to be consolidated and form a single series with the Original Notes which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	Euro 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Finanzmarktaufsicht* (FMA) in Austria, the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Finanstilsynet* in Denmark, *Finanssivalvonta (Fiva)* in Finland, *Autorité des marchés financiers (AMF)* in France, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Epitroph Kefalaiagoras* in Greece, Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Commission de Surveillance du Secteur Financier (CSSF)* in Luxembourg, *Kredittilsynet* in Norway, *Comissão do Mercado de Valores Mobiliários (CMVM)* in Portugal, *Comisia Nationalã a Valorilor Mobiliare (CNVM)* in Romania, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Finansinspektionen* in Sweden and the Financial Services Authority (FSA) in the United Kingdom with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	NZD 25,709,006.85(including 161 days' accrued interest)
(iii)	Estimated total expenses:	NZD 426,250 (comprising a combined management selling and underwriting commission of NZD 406,250 and Managers' expenses of NZD 20,000)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield: 4.801 per cent. per annum

The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN:	XS0488146464
(iii)	Common Code:	048814646
(iv)	German WKN-code:	A1ATPK
(v)	Valoren Code:	CH11025421
(vi)	Private Placement number:	Not Applicable

(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s): (i) The Depository Trust Company	Not Applicable
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional Paying/Delivery Agent(s) (if any):	Not Applicable
(x)	Names (and addresses) of Calculation Agent(s):	Deutsche Bank AG, London Branch, Winchester House, 1 Great Winchester Street, London EC2N 2DB, United Kingdom

12 General Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

EUR 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2266A
TRANCHE NO: 1
GBP 300,000,000 5.375 per cent. Fixed Rate Notes 2010 due 3 August 2060 (the "Notes")

Issue Price: 99.941 per cent.

HSBC **Rabobank International**

The date of these Final Terms is 30 July 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 6 May 2010 (the 'Offering Circular') which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and *www.bourse.lu*.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the Notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2266A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Pounds Sterling ("**GBP**")
4	Aggregate nominal amount:		
	(i)	Series:	GBP 300,000,000
	(ii)	Tranche:	GBP 300,000,000
5	Issue Price:		99.941 per cent. of the aggregate nominal amount
6	(i)	Specified Denominations:	GBP 50,000 and integral multiples thereafter
	(ii)	Calculation Amount:	GBP 50,000
7	(i)	Issue Date:	3 August 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		3 August 2060
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		5.375 per cent. Fixed Rate

		(further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	5.375 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	3 August in each year
	(iii) Fixed Coupon Amount:	GBP 2,687.50 per Calculation Amount
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction (Condition 1(*a*)):	Actual/Actual ICMA
	(vi) Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Note Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	GBP 50,000 per Calculation Amount

25	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note

	New Global Notes:	Yes
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	**Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe London EC4V 3RL United Kingdom

			HSBC Bank plc 8 Canada Square London E14 5HQ United Kingdom
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	Combined management, underwriting and selling commission of 0.50 per cent. of the aggregate nominal amount of the Notes.
37	If non-syndicated, name and address of Dealer:		Not Applicable
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 1.200, producing a sum of (for Notes not denominated in Euro):	EUR 360,000,000
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the EUR 125,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:



Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 3 August 2010.
(iii)	Estimate of total expenses related to admission to trading:	EUR 11,100

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided the *Commission de Surveillance du Secteur Financier (CSSF)* in Luxembourg with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

Not Applicable

6 Yield *(Fixed Rate Notes Only)*

Not Applicable

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rates of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational Information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	Yes Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the ICSD's as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the European eligibility criteria.
(ii)	ISIN Code:	XS0530302628
(iii)	Common Code:	053030262
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s): (i) The Depository Trust Company	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s):	Deutsche Bank AG, London Branch, Winchester House, 1 Great Winchester Street, London EC2N 2DB, United Kingdom

12 General

Not Applicable

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

EUR 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2233A
TRANCHE NO: 1

EUR 50,000,000 Floating Rate Notes 2010 due 9 July 2020 (the "Notes ")

(Rabo 30/10 RenteClicker 2)

Issue Price: 100 per cent.

Rabobank International

The date of these Final Terms is 10 June 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 6 May 2010 (the 'Offering Circular') which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2233A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate nominal amount:		The Aggregate Nominal Amount of the Notes will depend on the demand for Notes during the subscription period. Any increase or decrease will be published as soon as practicable after the closing of the subscription period (as further set out in Part B item 12(vii)).
	(i)	Series:	EUR 50,000,000
	(ii)	Tranche:	EUR 50,000,000
5	Issue Price:		100 per cent. of the aggregate nominal amount
6	(i)	Specified Denominations:	EUR 1,000
	(ii)	Calculation Amount:	EUR 1,000
7	(i)	Issue Date:	9 July 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable

8	Maturity Date:	Specified Interest Payment Date falling in or nearest to July 2020
9	Domestic Note (if Domestic Note, there will be no gross-up for withholding tax):	No
10	Interest Basis:	Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Note Provisions**	Applicable
	(i) Interest Period(s):	The period commencing on (and including) the Issue Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period commencing on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date.
	(ii) Specified Interest Payment Dates:	9 July in each year, commencing on 9 July 2011
	(iii) Business Day Convention:	Modified Following Business Day Convention
	(iv) Business Centre(s) (Condition 1(*a*)):	TARGET

(v)	Manner in which the Rate(s) of Interest is/are to be determined:	The Rate of Interest shall be determined by the Calculation Agent in accordance with the following formula: (5 per cent.) * X / Y Where: "**X**" means the number of calendar days in the relevant Interest Period on which the Reference Spread is greater than or equal to zero; Where: "**Reference Spread**" means the EUR 30y CMS minus the EUR 10y CMS; "**EUR 30y CMS**" means the Floating Rate Option with a Designated Maturity of 30 years, where the Reset Date is two Business Days preceding the start of the relevant Interest Period; "**EUR 10y CMS**" means the Floating Rate Option with a Designated Maturity of 10 years, where the Reset Date is two Business Days preceding the start of the relevant Interest Period; "**Y**" means the total number of calendar days in the relevant Interest Period; For any calendar day in the relevant Interest Period, which is not a Business Day, the Floating Rate Option will be that of the immediately preceding Business Day; The Reference Spread for the seventh calendar day prior to (but excluding) the relevant Specified Interest Payment Date shall be the Reference Spread for all remaining calendar days in the relevant Interest Period.
(vi)	Interest Period Date(s):	Not Applicable
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s):	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) Croeselaan 18 3521 CB Utrecht, The Netherlands
(viii)	Screen Rate	Not Applicable

		Determination (Condition 1(*a*)):	
	(ix)	ISDA Determination (Condition 1(*a*)):	Applicable
		– Floating Rate Option:	EUR-ISDA-EURIBOR Swap Rate-11:00
		– Designated Maturity:	30 years and 10 years as the case may be
		– Reset Date:	Each Business Day
		– ISDA Definitions *(if different from those set out in the Conditions):*	Not Applicable
	(x)	Margin(s):	Not Applicable
	(xi)	Minimum Rate of Interest:	Zero per cent. per annum
	(xii)	Maximum Rate of Interest:	Five per cent. per annum
	(xiii)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual (ICMA), unadjusted
	(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable

24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	EUR 1,000 per Calculation Amount
25	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	Not Applicable

(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	No
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	Yes
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable

35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	Not Applicable
	(ii) Stabilising Manager(s) (if any):	Not Applicable
	(iii) Managers'/Dealer's Commission:	Two per cent. of the Aggregate Nominal Amount sold by the Dealer, to be paid upfront on the Issue Date.
37	If non-syndicated, name and address of Dealer	Rabobank International Thames Court, One Queenhithe London EC4V 3RL, United Kingdom If the sole Dealer in respect of Notes issued by Rabobank Nederland is Rabobank International Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	From and including 14 June 2010, 9.00 hrs (Central European Time) to and including 2 July 2010, 15.00 hrs (Central European Time) (as further set out in Part B item 12 (i)).

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(*a*):	Not Applicable

42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
43	In the case of Notes listed on Euronext Amsterdam:	Applicable
	(i) Numbering and letters:	Not Applicable
	(ii) Amsterdam Listing Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)
	(iii) Amsterdam Paying Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the EUR 125,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised



PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Euronext Amsterdam
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Euronext Amsterdam with effect from the second Business Day following the end of the Offer Period (as-if-and-when trading).
(iii)	Estimate of total expenses related to admission to trading:	EUR 4,900

2 Ratings

Rating: Applicable

The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk.

As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Finanzmarktaufsicht* (FMA) in Austria, the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Finanstilsynet* in Denmark, *Finanssivalvonta (Fiva)* in Finland, *Autorité des marchés financiers (AMF)* in France, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Epitroph Kefalaiagoras* in Greece, Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Commission de Surveillance du Secteur Financier (CSSF)* in Luxembourg, *Finanstilsynet* in Norway, *Comissão do Mercado de Valores Mobiliários (CMVM)* in Portugal, *Comisia Natională a Valorilor Mobiliare (CNVM)* in Romania, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Finansinspektionen* in Sweden and the Financial Services Authority (FSA) in the United Kingdom with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds:	EUR 49,370,100
(iii)	Estimated total expenses:	EUR 629,900

6 Yield *(Fixed Rate Notes Only)* Not Applicable

7 Historic interest rates *(Floating Rate Notes only)*

Details of the Floating Rate Option can be obtained from www.raboglobalmarkets.nl

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying (*Index-Linked Notes only*)

Not Applicable

9 Performance of rate(s) of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	Yes Note that the designation 'yes' simply means that the Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria
(ii)	ISIN:	XS0517244538
(iii)	Common Code:	051724453
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s):	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) Croeselaan 18 3521 CB Utrecht, The Netherlands

12 General

Applicable

(i)	Time period during which the offer is open:	The offer of the Notes is expected to open at 9.00 hrs (Central European Time) on 14 June 2010 and close at 15.00 hrs (Central European Time) on 2 July 2010 or such earlier or later date or time as the Issuer may determine (the "**Offer Period**") and as will be announced by the Issuer on www.raboglobalmarkets.nl The Issuer reserves the right to withdraw, extend or alter the offer of the Notes before payment has been made on the Notes. Such withdrawal, extension or amendment will be announced in the aforementioned manner.
(ii)	Description of the application process:	All applications will be made (directly or indirectly) through the Dealer and allocated in full subject to the below.

(iii)	Description of possibility to reduce subscriptions:	Subscriptions in excess of the Aggregate Nominal Amount shall, in principal, be honoured automatically.
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Minimum amount of EUR 1,000; Maximum amount; Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Delivery against payment
(vii)	Manner and date in which results of the offer are to be made public:	The Issuer reserves the right to increase or decrease the Aggregate Nominal Amount of the Notes to be issued. Such increase or decrease will be announced in the abovementioned manner. If the Issuer increases or decreases the Aggregate Nominal Amount the number of Notes issued will be increased or, as the case may be, decreased by a number equal to the division of the increased or, as the case may be, decreased Aggregate Nominal Amount by the Specified Denomination.
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable
(ix)	Process for notification to applicants of the amount allotted and the indication whether dealing may begin before notification is made:	Not Applicable